Exhibit 99.36

ISOTECHNIKA PHARMA INC.

NOTICE OF ANNUAL & SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON

August 15, 2013

and

MANAGEMENT INFORMATION CIRCULAR

Dated July 19, 2013

ISOTECHNIKA PHARMA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of Shareholders of Isotechnika Pharma Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on August 15, 2013, at 2:00 PM, Pacific Time, for the following purposes:

1.	To elect the directors for the ensuing year (or until the closing of the Arrangement, as defined below, whichever is earlier);

2.	To receive the financial statements of the Company for the financial year ended December 31, 2012, and the report of the auditors thereon;

3.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

4.	To consider and, if deemed appropriate, approve, by ordinary resolution (the “First Offering Approval Resolution”), the issuance of up to 44,445,000 common share purchase warrants of the Company and the securities underlying such common share purchase warrants (see “The First Unit Offering” for more details). The full text of the First Offering Approval Resolution is set out in Appendix C to the accompanying information circular for the Meeting (the “Information Circular”);

5.	To consider and, if deemed appropriate, approve, by ordinary resolution (the “Second Offering Approval Resolution”), the issuance of up to 133,333,332 units of the Company (see “The Second Unit Offering” for more details). The full text of the Second Offering Approval Resolution is set out in Appendix C to the Information Circular;

6.	To consider, and if deemed appropriate, approve by ordinary resolution (the “Share Issuance Resolution”), the issuance of up to 300,000,000 common shares of the Company in connection with the proposed statutory arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which the Company will acquire all of the issued and outstanding securities of Aurinia, as more fully described in the accompanying Information Circular (see “The Share Issuance Resolution” for more details). The full text of the Share Issuance Resolution is set out in Appendix C to the Information Circular;

7.	To consider, and if deemed appropriate, approve by special resolution (the “Constating Document Amendment Resolution”), amendments to the constating documents of the Company to change its name from “Isotechnika Pharma Inc.” to “Aurinia Pharmaceuticals Inc.” and to adopt an advance notice provision into the Company’s by-laws (see “Amendments to the Constating Documents of the Company” for more details). The full text of the proposed Constating Document Amendment Resolution is set out in Appendix C to the Information Circular;

8.	To consider, and if deemed appropriate, approve by special resolution (the “Share Consolidation Resolution”), a share consolidation of the Company’s common shares on a 50:1 ratio (see “The Share Consolidation” for more details). The full text of the Share Consolidation Resolution is set out in Appendix C to the Information Circular;

9.	To consider, and if deemed appropriate, conditionally approve by ordinary resolution (the “Post-Merger Director Resolutions”), (i) increasing the size of the board of directors to seven; and (ii) the election of certain individuals as directors of the Company following the Arrangement (see “The Post-Merger Directors” for more details); and

10.	To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors nominated by Management, are set forth in more detail in the accompanying Management Information Circular.

A copy of the Management Information Circular, a Supplemental Mailing List Reply Form, a form of proxy and a return envelope accompany this Notice of Meeting.

The Board of Directors (the “Board”) has determined that only holders of record of the Common Shares at the close of business on June 26, 2013 will be entitled to vote in respect of the items set out in this Notice of Meeting at the Meeting. The Board has also determined that 2:00 PM, Pacific Time, on August 13, 2013 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent. Failure to properly complete or deposit a proxy may result in its invalidation.

DATED at Edmonton, Alberta, Canada, July 19, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Robert T. Foster”
Dr. Robert T. Foster
President and Chief Executive Officer

APPENDIX “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

APPENDIX “B” – MANDATE OF THE BOARD OF DIRECTORS

APPENDIX “C” – PROPOSED TEXT OF RESOLUTIONS

APPENDIX “D” – FAIRNESS OPINION

APPENDIX “E” – AURINIA FINANCIAL STATEMENTS

APPENDIX “F” – PRO FORMA FINANCIAL STATEMENTS

APPENDIX “G” – GLOSSARY

MANAGEMENT INFORMATION CIRCULAR

FORWARD-LOOKING STATEMENTS

This Information Circular contains forward looking statements that are based on beliefs of the management of Isotechnika Pharma Inc. (the “Company”) as well as assumptions made by and information currently available to the Company. When used in this Information Circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward looking statements.

Forward-looking information in this Information Circular includes, but is not limited to:

•	statements related to the completion of the Arrangement, the First Unit Offering and the Second Unit Offering and the events related thereto and contingent thereon;

•	information with respect to the Company’s future financial and operating performance and that of the Company’s affiliates and subsidiaries;

•	future development activities, and the costs and timing of those activities;

•	timing and receipt of approvals, consents and permits under applicable legislation;

•	the Company’s assessment of potential market factors;

•	adequacy of financial resources;

•	forward-looking information attributed to third party industry sources; and

•	statements related to expected executive compensation.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: the ability to create synergies between the Company and Aurinia Pharmaceuticals Inc. (“Aurinia”), the timely receipt of required approvals, the Company’s ability to operate in an efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors, many of which are beyond the control of the Company that could influence actual results include, but are not limited to: the failure to consummate the Arrangement, First Unit Offering or Second Unit Offering, operating losses and future capital needs, reliance on short term financing, risks associated with the Company’s evolving business model, development and acceptance of new products, managing growth, dependence on key personnel, dependence on key customers and suppliers, infringing intellectual property rights of third parties, dependence on intellectual property, dependence on third party manufacturers, design defects, errors or “bugs”, competition, price volatility of public stock, control of significant shareholders, conflicts of interest, dividends, compliance with government regulation, tax risks, geopolitical risks, and other factors beyond the control of the Company.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Information Circular. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

PART 1

VOTING INFORMATION

This information circular is furnished in connection with the solicitation by the management of the Company of proxies to be voted at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, on August 15, 2013, at 2:00 PM, Pacific Time, for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at June 26, 2013, and all dollar amounts and references to $ or to CDN$ are to Canadian dollars, unless otherwise indicated.

1.1.	SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and regular employees of the Company may also solicit proxies by telephone, telecopier, electronic mail or in person.

1.2	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors or officers of the Company. Each shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.

A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and inserting such person’s name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business two business days preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy’s authority.

1.3	REGISTERED SHAREHOLDERS

Holders of common shares of the Company (the “Common Shares”) listed as shareholders at the close of business on June 26, 2013 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

1.4	NON-REGISTERED SHAREHOLDERS

The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Company. If you are not a registered shareholder of the Company, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the “CSA”) entitled “Communications with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Company is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered shareholder of the Company, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Company, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Company, as set forth under the heading “Appointment and Revocation of Proxies”.

Management of the Company does not intend to pay for intermediaries to forward the meeting materials to objecting beneficial owners under NI 54-101 and any such objecting beneficial holder will not receive the meeting materials unless the objecting beneficial holder’s intermediary assumes the cost of delivery.

1.5	DESCRIPTION OF THE COMPANY

The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”).

1.6	VOTING OF PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

In the absence of such directions, such Common Shares will be voted:

a.	FOR the election as directors of those persons hereinafter named as management’s nominees;

b.	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration;

c.	FOR the approval of the up to 44,445,000 warrants issued or to be issued in connection with the First Unit Offering and the securities underlying such warrants by way of ordinary resolution as set forth and described in the Section entitled “The First Unit Offering”;

d.	FOR the approval of the up to 133,333,332 Second Units and the securities underlying the warrants comprising the Second Units to be issued with the Second Unit Offering by way of ordinary resolution as set forth and described in the Section entitled “The Second Unit Offering”;

e.	FOR the approval of the issuance of up to 300,000,000 common shares of the Company in connection with the proposed statutory arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Aurinia and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which the Company will acquire all of the issued and outstanding securities of Aurinia, by way of ordinary resolution as set forth and described in the Section entitled “The Share Issuance Resolution”;

f.	FOR the approval of the amendments to the constating documents of the Company to change its name from “Isotechnika Pharma Inc.” to “Aurinia Pharmaceuticals Inc.” and to adopt an advance notice policy in the by-laws of the Company as set forth and described in the Section entitled “Amendments to Constating Documents”;

g.	FOR the approval of a share consolidation of the Company on a 50:1 basis as set forth and described in the Section entitled “The Share Consolidation”;

h.	FOR setting the size of the board of directs at seven, conditional on the closing of the Arrangement; and

i.	FOR the election as directors of those persons hereinafter named as management’s nominees, conditional on the closing of the Arrangement.

All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon, other than the resolution to approve the amendments to the constating documents of the Company and the resolution to approve the share consolidation, which will each require a special majority of 66 2/3% of the votes cast at the Meeting in order to be approved. In addition, the Share Issuance Resolution will require the approval of a majority of the shareholders of the Company, other than ILJIN, for what is referred to as a majority-of-the-minority vote.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

1.7	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at June 26, 2013 there were 215,526,804 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per Common Share. To the knowledge of the directors and officers of the Company, as at June 26, 2013, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting shares of the Company, except as follows:

Name	Number of Common Shares	Percentage of Class

3SBio, Inc.	30,734,877	14.26%
ILJIN Life Science Co. Ltd.	28,444,444	13.20%

PART 2

BUSINESS OF THE MEETING

2.1	ELECTION OF DIRECTORS PRE-ACQUISITION

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. The board of directors of the Company (the “Board”) recommends that shareholders vote for the election of the nominees whose names are set forth below. The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the election of the nominees whose names are set forth below unless otherwise directed by the shareholders appointing them.

Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the earlier of: (i) the closing of the Arrangement; and (ii) the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company. All of the four (4) persons named in the table below are now members of the Board and have been during the period indicated.

The following table states the names of all of the persons proposed by management to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

Name and Municipality of Residence	Age (at June 26, 2013)	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed
Peter Wijngaard (1)(2) Basel, Switzerland	50	February 2011 to present – Vice President, Innovation Leader Research & Development, The Medicines Company (Schweiz) GmbH, a global pharmaceutical company; prior thereto Senior Director Medical Affairs at ViroPharma Inc. and Global Alliance Director in Transplantation at Hoffman-La Roche.	Director, Chairman of the Board since January 4, 2012	Since February 2011	1,255,000
Robert T. Foster Edmonton, Alberta, Canada	55	President and CEO of the Company since January 4, 2012; Chairman and CEO of the Company from July 28, 2011 to January 4, 2012; President and CEO of the Company from January 28, 2009 to July 28, 2011; Chairman and CEO of the Company from October 1, 2007 to January 28, 2009.	Director, President and Chief Executive Officer	Since 1993	6,335,710(3)
Prakash Gowd (1)(2) Toronto, Ontario, Canada	49	Currently CEO of InDanio Bioscience Inc., a drug discovery and development company and Gowdra Capital, a management consulting and investment analysis firm; July 2006 to May 2008 – Sr. Healthcare Analyst, National Bank Financial; prior thereto Sr. Biotech Analyst, Canaccord Capital.	Director	Since December 2010	725,000
Donald W. Wyatt (1)(2) Seattle, Washington, USA	46	From 2009 to present – Principle, The Wyatt Group, LLC, an Intellectual Property Consulting firm; 2005 to 2009 – Vice President of Legal Affairs and Corporate Secretary for Cell Therapeutics, Inc., a biopharmaceutical company.	Director	Since December 2011	—

Notes:

1.	Serves on the Audit Committee of the Company.
2.	Serves on the Compensation, Corporate Governance and Nominating Committee of the Company.
3.	Robert Foster owns 51% of the voting shares of Foster Investments Inc., which holds 4,328,890 Common Shares. The remaining 2,006,820 Common Shares are owned by Dr. Foster personally.

The following are brief biographies for each of the persons proposed by management to be nominated for election as directors:

Peter Wijngaard, Ph.D., Chairman of the Board

Dr. Peter Wijngaard is the Vice President, Innovation Leader Research & Development for The Medicines Company (Schweiz) GmbH. Prior to this he served as the Senior Director Medical Affairs at ViroPharma Incorporated, and as the Global Alliance Director, Life Cycle Leader in Transplantation, International Medical Manager in Transplantation, and Country Medical Manager Transplantation at Hoffmann-La Roche. He brings extensive experience in the areas of Global Project Leadership, Business Development, Medical Affairs, and Pharmaceutical Marketing. Dr. Wijngaard has a B.Sc. in Clinical Chemistry, and his PhD in Transplantation Immunology from Utrecht University examining the immunological aspects of human heart transplantation. He conducted his Postdoctoral Fellowships at Pharmacia Diagnostics, Inselspital Bern, and Sandoz. He has published extensively in the area of transplant immunology and immunosuppression, with emphasis on the use of mycophenolate mofetil (CellCept ®). From 2005 to 2008, Dr. Wijngaard was a member of the Board of Trustees of the Roche Organ Transplant Research Foundation, which supports important and innovative clinically oriented research projects in organ transplantation. During his tenure, the Foundation managed a total of 67.5 million Swiss Francs donated by F. Hoffmann-La Roche Ltd.

Robert T. Foster, B.Sc. (Pharm.), M.Pharm, Ph.D., President and Chief Executive Officer

Dr. Foster founded the Company and has been an officer and director of the Company since 1993. Dr. Foster was an Associate Professor (clinical pharmacokinetics) in the Faculty of Pharmacy and Pharmaceutical Sciences at the University of Alberta until December 1997. From 1990 to 1994, Dr. Foster was Medical Staff, Scientific and Research Associate in the Department of Laboratory Medicine at the Walter C. MacKenzie Health Sciences Centre. He has published approximately 150 papers and abstracts focused on drug analysis and development. Dr. Foster has received numerous awards for both pharmaceutical research and teaching. Dr. Foster has served on the Alberta Science and Research Authority Technology Commercialization Task Force, was a member of the Board of Management for the Alberta Research and Science Authority, has served as Division Chairman of Pharmacy Practice at the University of Alberta and has acted as a consultant with many pharmaceutical companies. He also served as a board member of BioAlberta, on the Alberta Premier’s Advisory Council on Health, and as a member of the Board of Management of the Alberta Economic Development Authority. Dr. Foster is named as an inventor on a total of 242 patents, of which 216 are currently active and granted, 5 additional patents have been allowed and 21 remaining patents that are pending.

Prakash Gowd, B.Sc. (Pharm), MBA

Prakash Gowd has extensive experience in the healthcare and investment fields attained over the last 20 years. He is currently CEO of InDanio Bioscience, a drug discovery and development company with a novel screening platform focused on molecules that target nuclear receptors. He is also President of Gowdra Capital, a life sciences management consulting and investment analysis firm. Mr. Gowd spent eight years as a respected Healthcare Equity Research Analyst with an exemplary track record at National Bank Financial and Canaccord Capital. As an investment professional, he conducted comprehensive company and industry analysis in the biotech, drug development, medical device, and pharmaceutical sectors, then communicated investment recommendations to institutional and retail clients in North America and Europe, and assisted in financing numerous life sciences companies. His experience in the capital markets is balanced by a strong foundation in the pharmaceutical industry, where Mr. Gowd specialized at GSK in market research, marketing and new product development. His consulting work has helped pharma and health sciences companies design, execute and evaluate their drug development and marketing initiatives. Prakash Gowd holds an MBA from McGill University, and a Pharmacy degree from the University of British Columbia.

Donald W. Wyatt, B.S., M.I.P., J.D.

Donald Wyatt has over 20 years of experience in the pharmaceutical industry, including research and legal representation. He has worked in research in large pharmaceutical companies, as an attorney in a law firm, and as in-house patent and general legal counsel. Mr. Wyatt is founder of The Wyatt Group, a consulting firm serving companies worldwide in strategic transactions, relationships and intellectual property strategies. Donald Wyatt was appointed to the Board on December 7, 2011 as the nominee of 3SBio, Inc. (“3SBio”) pursuant to the terms of a Development, Distribution and License Agreement among the Company and 3SBio dated August 6, 2010.

2.1.1	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)	is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director, chief executive officer or chief financial officer of any company, that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(b)	is, as at the date of this proxy circular, or has been within 10 years before the date of this proxy circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2.1.2	Directors’ Attendance at Board and Committee Meetings

The following table sets forth the number of meetings held by the Board and each of its Committees during the fiscal year ended December 31, 2012, and the attendance of each director (in the case of Committees of the Board, the attendance of each member of such Committees) at those meetings.

Director	Board	Audit	Compensation, Corporate Governance & Nominating
Dr. Robert Foster	15 of 15	N/A	N/A
Donald W. Wyatt	15 of 15	4 of 4	3 of 3
Prakash Gowd	15 of 15	4 of 4	2 of 2
Peter Wijngaard	14 of 15	4 of 4	3 of 3
Heung-Joon Yang(1)	2 of 2(1)	N/A	N/A
Daniel S. Park(1)	1 of 1(1)	N/A	N/A
Woo Young Choi(1)	1 of 1(1)	N/A	0 of 1
Attendance Rate:	98%	100%	89%

Note:

1.	At the first Board meeting held in 2012, due to the conflict of interest existing between ILJIN and the Company, Daniel Park, Woo Young Choi and Heung-Joon Yang, as nominees of ILJIN, were sequestered from future Board meetings. These Board members were not re-elected at the Annual General Meeting held on June 28, 2012.

2.1.3	Other Board Memberships

In respect of the fiscal year ended December 31, 2012, none of the directors of the Company acted as directors for other reporting issuers.

2.1.4	Directors’ and Officers’ Insurance and Indemnity Agreements

The Company provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is $5,000,000 (2012 - $10,000,000), the first $250,000 of certain claims being deductible and payable by the Company. The premium is $37,500 for the twelve-month term ending December 31, 2013 ($56,000 for the twelve-month term ending December 31, 2012). This premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Company. The Company has also entered into indemnity agreements with the directors and officers of the Company to provide certain indemnification to such directors and senior officers.

2.2	PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The audited consolidated financial statements of the Company, the report of the auditors thereon, and management’s discussion and analysis thereof for the financial year ended December 31, 2012 will be tabled at the Meeting, but the approval of the shareholders in respect thereto is not required.

2.3	AUDITORS OF THE COMPANY

The Board recommends that shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the term expiring with the next annual meeting of shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the shareholders appointing them. PricewaterhouseCoopers LLP were the auditors for the predecessor corporation, Isotechnika Inc., since 1996 and became the auditors for the Company on June 18, 2009.

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2012 and 2011, respectively, are as follows:

Fiscal year ended	2012	2011
Audit fees (for audit of the Company’s annual financial statements, and services provided in connection with statutory and regulatory filings)(1)	$24,893	$73,498
Audit related fees (2)	$15,645	$79,275
Tax fees (Tax compliance, tax advice and planning) (3)	$5,145	$8,158
All other fees (4)	$1,260	—

Total fees	$46,943	$160,931

Notes:

(1)	These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements.
(2)	These fees relate to consulting on financial accounting and reporting standards and issues and performing review engagement services on the Company’s quarterly financial statements.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.
(4)	These fees include professional services regarding reporting requirements for a potential United States-based financing.

2.4	THE FIRST UNIT OFFERING

2.4.1	The Financing Structure

The Company has recently found itself in a difficult financial position, and accordingly has recently undergone substantial efforts to secure financing to fund its ongoing operations, as well as to consolidate its business structure within one entity. The results of those efforts are described in this information circular, and involve multiple steps, including: (i) a private placement of units

(each, a “First Unit”, comprised of one Common Share and one common share purchase warrant (a “First Offering Warrant”)) (the “First Unit Offering”) (described below); (ii) a private placement of units (each a “Second Unit”), comprised of one Share and one-half of a common share purchase warrant (the “Second Offering Warrant”) (the “Second Unit Offering”) (described under “The Second Unit Offering”); and (iii) the Arrangement (described under “The Share Issuance Resolution”). Each whole First Offering Warrant is exercisable five years from the date of issuance to obtain one Common Share for $0.05, while each whole Second Offering Warrant is exercisable three years from the date of issuance to obtain one Common Share for $0.05.

The Company will use the proceeds from these financings for its general corporate purposes, including funding outstanding obligations, and ongoing research and development of voclosporin for the lupus nephritis indication (see further under “The Share Issuance Resolution – Reasons for the Arrangement”).

As a result of the rules and policies of the Toronto Stock Exchange, shareholder approval is required, in one aspect or another, for each of these steps. The Company has engaged Canaccord Genuity Corp. (the “Agent”), on a commercially reasonable efforts basis, to assist in it completing the First Unit Offering and the Second Unit Offering, including through the sale of the securities comprising such offerings.

Management of the Company is of the opinion that if the First Unit Offering and the Second Unit Offering are not approved and completed, as applicable, the ability of the Company to continue operating as a going concern will be in jeopardy. Each of the above-mentioned steps is considered vital to the ongoing business and operations of the Company. Management of the Company and the Board therefore recommend that shareholders vote in favour of the First Offering Approval Resolution, the Second Offering Approval Resolution and the Share Issuance Resolution to give effect to these steps.

A step-by-step table setting out the maximum securities issuable in each step of the financing structure is set out below.

Step	Maximum Common Shares Issuable (% of issued and outstanding as of June 25, 2013)		Maximum Securities Issuable Convertible into Common Shares (% of issued and outstanding as of June 25, 2013)		Total Common Shares Outstanding
Prior to First Unit Offering on June 25, 2013	—		—		192,871,249 (227,915,916 on a fully-diluted basis)

First Unit Offering	44,445,000 (23.04%	)	44,445,000 First Offering Warrants (23.04%) 2,488,928 Broker Warrants (1.29%)		237,316,249 (319,294,844 on a fully diluted basis)

Arrangement	299,200,000 (155.13%	)	800,000 Replacement Warrants (0.41%)		536,516,249 (619,294,844 on a fully-diluted basis)

Second Unit Offering	133,333,332 (69.13%	)	66,666,666 Second Offering Warrants (34.57%) 9,333,333 Broker Warrants (4.84%)		669,849,581 (828,628,175 on a fully-diluted basis)

Total	476,978,332 (247.30%	)	123,733,927 (64.15%	)	—

Following the First Unit Offering, the Arrangement and the Second Unit Offering, and assuming the maximum number of shares issuable in each transaction are issued as a whole and to ILJIN, it is anticipated that ILJIN will hold up to 187,141,594 Common Shares, representing approximately 27.93% of the issued and outstanding Common Shares on a non-diluted basis, and ILJIN will also hold an additional 4,444,444 First Offering Warrants and up to 22,222,222 Second Offering Warrants, or, in the aggregate, up to 25.80% of the issued and outstanding Common Shares on a fully-diluted basis. ILJIN’s described holdings of the Company are comprised of 24,000,000 Common Shares held prior to June 25, 2013, 4,444,444 First Units (comprised of 4,444,444 Common Shares and 4,444,444 First Offering Warrants), up to 44,444,444 Second Units (comprised of 44,444,444 Common Shares and 22,222,222 Second Offering Warrants) and 114,252,706 Common Shares being issued pursuant to the Arrangement. It is the intention of the Company and ILJIN that ILJIN will hold 25% of the Common Shares on a fully-diluted basis upon completion of the First Unit Offering, the Arrangement and the Second Unit Offering. On a step-by-step basis:

1.	ILJIN was issued 4,444,444 First Units (comprised of 4,444,444 Common Shares and 4,444,444 First Offering Warrants), which in the aggregate represent (assuming exercise of the First Offering Warrants) 4.6% of the issued and outstanding Common Shares as of June 25, 2013;

2.	ILJIN is expected to be issued 114,252,706 Common Shares pursuant to the Arrangement, which represent 59.2% of the issued and outstanding Common Shares as of June 25, 2013;

3.	ILJIN may be issued up to 44,444,444 Second Units (comprised of 44,444,444 Common Shares and 22,222,222 Second Offering Warrants), which in the aggregate represent (assuming exercise of the Second Offering Warrants) 34.6% of the issued and outstanding Common Shares as of June 25, 2013, and, in sum, in connection with the First Unit Offering, the Arrangement, and the Second Unit Offering, ILJIN would be issued up to 189,808,261 Common Shares (assuming exercise of the First Offering Warrants and Second Offering Warrants), which in the aggregate represent 98.4% of the issued and outstanding Common Shares as of June 25, 2013. Combined with its holdings as of June 25, 2013, this would represent an aggregate of 213,808,261 Common Shares, or 110.9% of the issued and outstanding Common Shares as of June 25, 2013.

Based on the same assumptions as in the previous paragraph, there will be no other holders of greater than 10% of the issued and outstanding Common Shares following the First Unit Offering, the Arrangement and the Second Unit Offering and the directors and officers of the combined entity will hold, as a group, less than 13% of the then issued Common Shares, with Richard Glickman holding approximately 5.49%, Michael Martin holding approximately 4.83% and Robert Foster holding approximately 0.95%, on a non-diluted basis.

2.4.2	The First Unit Financing

The first of these matters is the First Unit Offering, pursuant to which up to a maximum of 44,445,000 First Units may be issued in one or more closings on the basis of $0.045 per First Unit. Each First Unit is comprised of one Common Share and one First Offering Warrant, with each First Offering Warrant exercisable for one Common Share at a price of $0.05 per Common Share for a period of five years from their respective date of issuance. If all First Offering Warrants were exercised, a total of 44,445,000 additional Common Shares would be issued. If all First Units were issued, they would represent 23.04% of the Company’s issued and outstanding Common Shares as of June 25, 2013, or 27.84% on a fully-diluted basis. The First Unit Offering had a first closing on June 26, 2013, and 22,655,555 First Units were sold at that time. As the aggregate number of Common Shares available to be issued in the First Unit Offering, being 44,445,000, is less than 25% of the Company’s issued and outstanding Common Shares immediately prior to the closing of the First Unit Offering, shareholder approval is not being sought for the issuance of the Common Shares in the First Unit Offering. However, the rules and policies of the TSX required that shareholder approval be obtained for the issuance of the First Offering Warrants and the securities underlying the First Offering Warrants in connection with the First Unit Offering, as the total number of securities to be issued in the First Unit Offering is greater than 25% of the Company’s issued and outstanding Common Shares immediately prior to the First Unit Offering. Accordingly, the First Offering Warrants are not exercisable until shareholder approval has been obtained. If approval of the shareholders of the Company is not obtained by September 15, 2013, the First Offering Warrants will automatically expire.

ILJIN, an insider of the Company, and Dr. Richard Glickman a director and shareholder of Aurinia, participated in the First Unit Offering by cancelling their respective promissory notes issued by the Company in the amount of $200,000 each. Each of ILJIN and Dr. Glickman was issued 4,444,444 First Units from the First Unit Offering, each comprised of 4,444,444 Common Shares and 4,444,444 First Offering Warrants. ILJIN currently holds 28,444,444 Common Shares (13.20% on a non-diluted basis) and 4,444,444 First Offering Warrants (12.00% of the Common Shares on a fully diluted basis). Dr. Glickman holds 4,444,444 Common Shares (2.06% on a non-diluted basis) and 4,444,444 First Offering Warrants (3.24% of the Common Shares on a fully-diluted basis).

The Company is seeking the approval of the shareholders of the Company for the issuance of the First Offering Warrants in the First Unit Offering, as well as the securities underlying such First Offering Warrants.

In connection with the First Unit Offering, the Company agreed to pay the Agent a cash commission of 7% of the gross proceeds from the First Unit Offering and common share purchase warrants (“Broker Warrants”) equal to 7% of the First Units sold. Each Broker Warrant issued in the First Unit Offering is exercisable five years from the date of issuance to obtain one Share for $0.045. In connection with the first closing of the First Unit Offering, the Company issued 936,666 Broker Warrants to the Agent. The subscription by ILJIN and Dr. Glickman were not included in the First Units on which the commission or Broker Warrants were payable. If all the First Units were issued, a total of 2,488,928 Broker Warrants would be issued (including the 936,666 Broker Warrants currently issued).

There will not be a material effect on control of the Company as a result of the First Unit Offering.

The First Unit Offering is for gross proceeds of up to $2,000,025. The Company will use the proceeds from the First Unit Offering to repay certain of its accounts payable, for matters in connection with the Arrangement, and for general corporate purposes. Completion of the First Unit Offering is not subject to the completion of any other transaction described in this Information Circular.

The Board recommends that shareholders vote in favour of the approval of the issuance of the First Offering Warrants and the securities underlying such First Offering Warrants. Any Shares issued pursuant to the First Unit Offering will not be permitted to be voted on the First Offering Approval Resolution. The full text of the proposed form of First Offering Approval Resolution is set out in Appendix C hereto.

The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the approval of the First Offering Approval Resolution, unless otherwise directed by the shareholders appointing them.

2.5	THE SECOND UNIT OFFERING

While the Company believes that the First Unit Offering described above will provide the Company with sufficient funding to continue its business in the ordinary course for a limited period of time following the closing of the Arrangement, management is of the view that additional funding will be required to fund the Company’s operations on a go-forward basis. Accordingly, the Company is proposing to conduct the Second Unit Offering as an additional step of the financing process described in “The First Unit Offering – The Financing Structure”. The timing for the closing of the Second Unit Offering has not been specified, and while it is intended to close following the completion of the Arrangement, it may take place before or after the Share Consolidation described below. Accordingly, the exact number of shares to be issued may vary but the aggregate proceeds and percentage ownership will remain constant.

The Second Unit Offering will be comprised of up to 133,333,332 Second Units. Each Second Unit will be sold for $0.045, meaning that the Company will receive gross proceeds of up to $6,000,000. Each Second Unit is comprised of one Common Share and one-half of a whole Second Offering Warrant. Each whole Second Offering Warrant is exercisable three years from the date of issuance to obtain one Common Share for $0.05. If all Second Offering Warrants were exercised, a total of 66,666,666 additional Common Shares would be issued. As the number of Common Shares issuable pursuant to the Arrangement cannot be finally determined at this time, it is not possible to provide the exact proportion of the Company’s Common Shares that would be represented by the Second Units. However, the maximum issuable Second Units represent 69.13% of the Company’s Common Shares on a non-diluted basis and 87.75% of the Company’s Common Shares on a fully-diluted basis as of June 25, 2013.

It is intended that ILJIN will participate in the Second Unit Offering for up to a maximum of 44,444,444 Second Units (or $2,000,000), representing 44,444,444 Common Shares and 22,222,222 Second Offering Warrants. ILJIN’s participation in the Second Unit Offering would be solely to maintain a minimum of a 25% interest in the Corporation following the completion of the Second Unit Offering. In the last six months, ILJIN was previously issued 4,444,444 First Units in the closing of the first tranche of the First Unit Offering on June 26, 2013, and currently holds 28,444,444 Common Shares (13.20% on a non-diluted basis) and 4,444,444 First Offering Warrants (12.00% of the Common Shares on a fully diluted basis). ILJIN’s maximum allowable Common Share participation in the Second Unit Offering would represent 23.04% of the Company’s Common Shares on June 25, 2013 (the day immediately before the closing of the first tranche of the First Unit Offering), and an additional 11.52% with respect to the Common Shares issuable upon the due exercise of the Second Offering Warrants. Due to its status as an insider of the Company and the level of anticipated participation in the Second Unit Offering, the rules of the TSX will not permit ILJIN to vote any of its securities with respect to the Second Offering Approval Resolution.

The Company will use the proceeds from the Second Unit Offering for its general corporate purposes, including funding outstanding obligations, and ongoing research and development of voclosporin for the lupus nephritis indication (see further under “The Share Issuance Resolution – Reasons for the Arrangement”).

For its services in connection with the Second Unit Offering, the Company will pay a cash commission of 7% and will issue to the Agent up to 9,333,333 Broker Warrants (with each Broker Warrant issued in the Second Unit Offering being exercisable three years from the date of issuance), representing 7% of the maximum number of Second Units issuable in the Second Unit Offering. Each Broker Warrant issued in the Second Unit Offering is exercisable three years from the date of issuance to obtain one Share for $0.045.

The Company is seeking shareholder approval for the issuance of the Second Units issued to subscribers and the securities underlying the Second Units pursuant to the requirements of the TSX to obtain shareholder approval for a private placement where greater than 25% of an issuer’s issued and outstanding common shares are to be issued., and where an insider is being issued greater than 10% of an issuer’s outstanding securities

The Second Unit Offering is subject to approval from the shareholders of the Company at the Meeting and to applicable regulatory approval. There can be no guarantee that the requisite regulatory approvals will be obtained for the Company to be able to proceed with the Second Unit Offering. Completion of the Second Unit Offering is not conditional upon the closing of any other transaction described in this Information Circular; however, if the Arrangement is not approved, the Company does not anticipate that it will be in a position to proceed with the Second Unit Offering.

The Board recommends that shareholders vote in favour of the approval of the issuance of the Second Units, the securities comprising such Second Units, and the Second Units issued to the Agent as a corporate finance fee. The full text of the proposed form of Second Offering Approval Resolution is set out in Appendix C hereto.

The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the approval of the Second Offering Approval Resolution, unless otherwise directed by the shareholders appointing them.

2.6	THE SHARE ISSUANCE RESOLUTION

At the Meeting, shareholders of the Company will be asked to consider and, if deemed advisable, to pass the Share Issuance Resolution, substantially in the form set out in Appendix C to this Information Circular.

Background to the Arrangement

•	On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with Aurinia for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia.

•	On April 3, 2013, the Company and Aurinia negotiated a tripartite settlement agreement (the “Settlement Agreement”) with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the new company reaching certain financing milestones. ILJIN would also own 25% of the issued and outstanding shares of the merged company.

•	On May 2, 2013, the Board approved the engagement of Evans & Evans, Inc. (“Evans”) to provide an opinion (the “Fairness Opinion”) (the fee for which would not be contingent on the consummation of the Arrangement) to the Board as to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company under the Arrangement (the “Arrangement Consideration”). Following this meeting, the Company entered into an engagement letter with Evans with respect to the Fairness Opinion;

•	On June 11, 2013, Isotechnika’s legal counsel, Borden Ladner Gervais LLP (“BLG”) provided Aurinia’s legal counsel, Farris Vaughan Wills & Murphy (“Farris”) with a draft arrangement agreement implementing the arrangement (the “Arrangement Agreement”), the terms of which were subsequently negotiated by the parties and their legal counsel;

•	On June 26, 2013, Evans delivered to the Board its written opinion dated June 26, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the Arrangement Consideration to be paid by the Company in the Arrangement was fair, from a financial point of view, to the Company. Following its review with Evans, the Board carefully reviewed, considered and deliberated all aspects of the proposed transaction, including the final drafts of the definitive transaction documents. The Board then unanimously: (i) determined that entering into the Arrangement Agreement and, subject to the terms and conditions contained therein, completing the transactions contemplated by the Arrangement Agreement, is in the best interests of the Company; (ii) approved the negotiation of the final terms of the Arrangement Agreement and, upon finalization, the execution and delivery of the Arrangement Agreement; and (iii) recommended that the Shareholders of the Company vote in favour of an ordinary resolution to approve the issuance of Shares in connection with the Arrangement.

The Arrangement Agreement is not yet finalized, but is expected to be completed on substantially the terms described in this information circular. If any material changes are made to the Arrangement Agreement, the Company will issue a press release describing such changes in advance of the Meeting.

The Arrangement

The Arrangement is intended to implement the terms of the Settlement Agreement. In accordance with the terms of the Settlement Agreement, the Company will issue such number of Shares to ILJIN from treasury such that upon completion of the Arrangement ILJIN will hold approximately 25% of the issued and outstanding Shares, on a fully diluted basis.

ILJIN is receiving this level of ownership in the Company in exchange for:

(i) returning to the Corporation and terminating:

(a)	all of its rights, licenses and obligations under the ILJIN Agreement; and

(b)	all other licenses and sublicenses between ILJIN and any of the Corporation, Aurinia or Vifor (International) AG (“Vifor”); and

(ii) suspending all of its current or contemplated legal or financial claims against the Corporation, Aurinia or Vifor.

The Company will then acquire all of the issued and outstanding common shares in the capital of Aurinia (“Aurinia Shares”) at a ratio of Shares for each Aurinia Share held by an Aurinia shareholder such that following the Arrangement the Shares will be owned 35:65 by former Aurinia shareholders and shareholders of the Company (including ILJIN) respectively. The exact number of Common shares to be issued and issuable pursuant to the Arrangement cannot be determined as of the date of this Circular, as the terms of the Arrangement Agreement are that ILJIN is to hold approximately 25% of the Common Shares following the Arrangement and the Second Unit Offering, while the shareholders of Aurinia are to hold approximately 35% of the Common Shares following the Arrangement and the Company’s current shareholders are to hold approximately 40% of the Common Shares of the Company, all calculated on a on a fully-diluted basis; however, the maximum number of Shares that management of the Company expects to be issued and issuable pursuant to the Arrangement, and the number of Common Shares that shareholder approval is being sought in respect of, is 300,000,000. This represents 155.54% of the issued and outstanding Common Shares as of June 25, 2013. As of the Record Date, there were 215,526,804 Common Shares outstanding and entitled to vote at the Meeting. For a detailed description of the steps involved in the Arrangement, see below under “The Share Issuance Resolution – Steps in the Plan of Arrangement”. As the Arrangement will result in ILJIN holding greater than 20% of the Common Shares, there will be a material effect on the control of the Corporation following the Arrangement.

As a result of the issuance of Common Shares in connection with the Arrangement, the ownership and voting interests of the Company’s current shareholders will be diluted relative to their current proportional ownership and voting interest in the Company.

Pursuant to the rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In addition, shareholder approval is required where greater than 10% of an issuer’s securities are being distributed to an insider in connection with a transaction, and where a transaction could result in a material change on the control of the issuer.

As the Arrangement will result in the Company issuing in excess of 25% of the outstanding Shares, more than 10% of the Company’s Common Shares will be issued to an Insider (ILJIN), and the Arrangement could result in a material change in the control of Isotechnika (through ILJIN acquiring greater than 20% of the Company’s Common Shares), approval of the Share Issuance Resolution by the Company’s shareholders is required. It is a condition of the merger with Aurinia that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by the Company’s shareholders, present in person or by proxy. In addition, as ILJIN is a related party of the Company, the Share Issuance Resolution must be approved by a majority of the votes cast by the Company’s shareholders, other than ILJIN.

The TSX has determined that the Transaction constitutes a backdoor listing and, as a result, the Company must meet the TSX’s original listing requirements upon completion of the Transaction to remain listed on the TSX. The TSX has notified the Company that it does not believe the Company will meet the TSX’s original listing requirements following the completion of the Transaction and, accordingly, will take steps to delist the Company following the completion of the Transaction. The Company anticipates applying to the TSX Venture Exchange to list the Common Shares on such exchange following the completion of the Transaction, and has had initial discussions to initiate this process. The Company intends to maintain a constant listing for the Common Shares without a period where the Common Shares are not listed on an exchange; however, there can be no assurance that the Company will be successful in achieving this goal.

The Board recommends that shareholders vote in favour of the Share Issuance Resolution. The full text of the proposed form of Share Issuance Resolution is set out in Appendix C hereto.

The Company has prepared unaudited pro forma financial statements as at March 31, 2013, giving effect to the Arrangement. These unaudited pro forma financial statements are included as Appendix F.

Completion of the Arrangement is not subject to the completion of any other matter described in this Information Circular.

Reasons for the Arrangement

In the course of its evaluation of the Arrangement, the Board consulted with the Company’s senior management, legal counsel and financial advisors, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

•	Creation of a Premier Stage Pharmaceutical Company Focused on the Global Nephrology Market – Aurinia is a spin-out from Vifor Pharma, a company which is part of the Switzerland-based Galenica Group (“Galenica”). In January 2012, Isotechnika announced that it had granted Vifor an exclusive license for the Company’s lead drug, voclosporin, for the treatment of lupus and proteinuric nephrology indications. Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for $915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by the Company, creating a clinical stage pharmaceutical company focused on the global nephrology market.

•	Consolidation of the Company’s Major Asset - The Company believes that the consolidation of the intellectual property through the proposed merger and the settlement agreement with ILJIN provides the combined entity with a much higher probability of being able to obtain the necessary funding to continue the development of voclosporin for the lupus indication. Further, the Company will be able to continue to explore strategic global partnership transactions for the transplant indication. Ideally, the Company would advance both transplantation and lupus nephritis to optimize shareholder value. A merged company, having both the lupus nephritis and renal transplantation indications under a single corporate umbrella would, in Management’s view, offer the most commercially attractive opportunity for the Company.

•	Settlement with ILJIN – In connection with the proposed merger, the Company and Aurinia have negotiated the Settlement Agreement with ILJIN pursuant to which, upon the successful completion of the Arrangement, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong.

•	Access to Capital – As described above, in connection with the Arrangement, the Company intends to raise additional funds to fund the Company’s operations through completion of the Arrangement and to fund the Company’s new operations upon completion of the Arrangement. The Board believes that, going-forward, the combined entity will present a more attractive investment opportunity with greater access to capital as the Company works to advance both transplantation and lupus nephritis clinical development in order to maximize shareholder value.

In reaching their conclusion and making their recommendations, the Board relied on the information provided by the Company’s management and on the advice of its legal and financial advisors. The Board considered numerous other factors to be in favour of the Arrangement including, among others, the following:

•	Fairness Opinion – The financial analysis and Fairness Opinion of Evans, as of June 26, 2013 and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinion, as to the fairness, from a financial point of view, to the Company of the Arrangement Consideration to be paid by the Company in the Arrangement.

•	Likelihood of Completion – The Arrangement is not subject to unreasonable or extraordinary conditions to completion.

•	Support of Major Shareholder and Board – The Arrangement is supported by ILJIN, a major shareholder of the Company, as well as senior management of the Company, and is unanimously supported on the Board.

•	Shareholder Approval – The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by shareholders present in person or represented by proxy at the Meeting, and also by a majority of the votes cast by Shareholders other than ILJIN. The Board believes that the required approval protects the rights of the Company’s shareholders.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the sections of this Circular entitled “Forward-Looking Statements and Information” and “The Share Issuance Resolution – Risks Associated with the Arrangement”.

The Board also considered potential adverse factors associated with the Arrangement including, among others, the following:

•	Dilution – As a result of the issuance of Shares in the Arrangement, existing shareholders will experience a degree of dilution in their ownership of the Company. Upon completion of the Arrangement, it is expected that the current shareholders, former Aurinia shareholders and ILJIN will hold approximately 40%, 35% and 25% of the outstanding Shares, respectively (each on a fully-diluted basis).

•	Integration Challenges – The challenges inherent in the combination of two enterprises and the possible resulting diversion of management attention for an extended period of time as well as the risk that anticipated benefits, long-term as well as short-term, of the transaction for shareholders might not be realized.

•	Opportunity Costs – The investment of management time to the Arrangement may delay or prevent the Company from exploiting other business opportunities that may arise pending completion of the Arrangement.

•	Risk of Non-Completion – The risks and costs to the Company if the Arrangement is not completed, including the adverse effects on the Company’s ability to execute other transactions and to continue as a going concern.

•	Risks in Aurinia’s Business – The risks involved in the business of Aurinia, particularly with respect to advancing Aurinia’s lupus research.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. In addition, individual directors of the Company may have assigned different weights to different factors.

Fairness Opinion

The Board engaged Evans to provide an opinion to the Board as to the fairness, from a financial point of view, to the Company of the Arrangement Consideration to be paid by the Company in the Arrangement.

Evans provided the Board with a written opinion to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained in its written opinion, the Arrangement Consideration to be paid by the Company in the Arrangement was fair, from a financial point of view, to the Company. The Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the Arrangement, the relative merits of the Arrangement in comparison to any other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Appendix D. The Fairness Opinion is not intended to be and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the Arrangement or otherwise. The Fairness Opinion was only one of a number of factors taken into consideration by the Board in considering the Arrangement and should not be viewed as determinative of the views of the Board with respect to the Arrangement or the Arrangement Consideration to be paid by the Company in the Arrangement. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion and the shareholders are urged to read the Fairness Opinion carefully and in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic, monetary, general business, financial and other conditions and circumstances prevailing as at the date of the Fairness Opinion and the conditions, prospects, financial and otherwise, of the Company and Aurinia, as applicable, as they are reflected in the information and documents reviewed by Evans and as they were presented to Evans. Subsequent developments may affect the Fairness Opinion. Evans has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Evans after the date of the Fairness Opinion.

As described above, under the terms of the engagement with Evans, the Company has agreed to pay Evans a fee for rendering the Fairness Opinion, regardless of the conclusions reached therein and regardless of whether the Arrangement is consummated. In addition, the Company agreed to reimburse Evans for its reasonable out-of-pocket expenses in connection with the provision of its services and to indemnify Evans against certain liabilities that may arise out of Evans’s engagement.

Evans and its affiliates comprise a full service securities firm engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, Evans and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company.

Steps in the Plan of Arrangement

Pursuant to the terms of the plan of arrangement (the “Plan of Arrangement”), commencing at the Effective Time, except as otherwise noted herein, the following shall occur without any further act or formality required on the part of any person (with the numbers subject to change depending on the total issued and outstanding Common Shares immediately prior to the Effective Time):

(a)	each outstanding Aurinia Warrant which is outstanding and has not been exercised immediately prior to the Effective Time, will be exchanged for a Replacement Warrant to purchase from Isotechnika the number of Isotechnika Shares (rounded down to the nearest whole share) equal to the product of: (i) the Warrant Exchange Ratio multiplied by (ii) the number of Aurinia Shares that such Aurinia Warrant is convertible into immediately prior to the Effective Time. Such Replacement Warrant will provide for an exercise price per Isotechnika Share (rounded up to the nearest whole cent) equal to the quotient of: (x) the exercise price per Aurinia Share, as the case may be, otherwise purchasable pursuant to such Aurinia Warrants immediately prior to the Effective Time; divided by (y) the Warrant Exchange Ratio. The Company expects that 708,717 Replacement Warrants will be issued. The terms and conditions of a Replacement Warrant including the term to expiry, conditions to and manner of exercising, shall be the same as the Aurinia Warrant for which it was exchanged, and each Aurinia Warrant has an exercise price of $0.85 and is exercisable until December 31, 2018; with respect to each Aurinia Warrant, the holder thereof will cease to be the holder of such Aurinia Warrant, and will cease to have any rights as a holder and such holder’s name will be removed from the register of Aurinia Warrants;

(b)	the one outstanding Class A common share of Aurinia shall be converted into 1,959,382 Aurinia Shares, which shares shall be issued from treasury to the holder of the Class A common share of Aurinia as duly paid and non-assessable shares in the capital of Aurinia, and concomitantly 1,772,309 Aurinia Shares shall be issued from treasury to ILJIN, which shares shall be issued as duly paid and non-assessable shares in the capital of Aurinia;

(c)	All Aurinia Shares registered in the name of the Company immediately before the Effective Time (being 751,071 Aurinia Shares) shall be transferred to, and registered in the name of, ILJIN;

(d)	63,582,359 Shares of the Company shall be issued from treasury to ILJIN, which shares shall be issued as duly paid and non-assessable shares in the capital of the Company; and

(e)	each outstanding Aurinia Share shall be transferred without any further act or formality by the holder thereof to the Company in exchange for shares of the Corporation (being 197,714,212 common shares of the Corporation for 9,846,140 Aurinia Shares – including 50,670,347 common shares of the Corporation issuable to ILJIN for the Aurinia Shares which it then held).

The currently anticipated number of common shares of the Corporation issuable to ILJIN pursuant to the Transaction is 114,252,706 which, when combined with ILJIN’s current holdings of 28,444,444 common shares of the Corporation, totals 142,697,150 common shares of the Corporation, or 26.60% of the common shares of the Corporation, on a non-diluted basis following the Arrangement, assuming the maximum number of Common Shares are issued in the First Unit Offering and in the Arrangement (and prior to the issuance of up to 133,333,332 units of the Corporation to be issued in the Second Unit Offering). The only other securities of the Corporation issued to ILJIN in the past six months are the 4,444,444 Common Shares and 4,444,444 First Offering Warrants that were issued in the First Unit Offering on June 26, 2013. For a detailed listing of all of ILJIN’s Common Shares to be issued and issuable pursuant to the various transactions described in this Information Circular, see “The First Unit Offering – The Financing Structure”.

Following the receipt of the order of the Supreme Court of British Columbia (the “Court”) approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (the “Court Order”) and prior to the Effective Date, the Company shall deliver or arrange to be delivered to the Depositary the Arrangement Consideration, including certificates representing the Shares required to be issued to ILJIN and former Aurinia shareholders in accordance with the Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for ILJIN and such former Aurinia shareholders for distribution in accordance with the provisions of the Plan of Arrangement.

In connection with the Arrangement, the Company expects to issue a maximum of 300,000,000 Common Shares (including Common Shares issuable upon the due exercise of Replacement Warrants), based on the number of Aurinia Shares outstanding as at July 19, 2013. The exact number of Replacement Warrants, Common Shares and Aurinia Shares to be issued in connection with the implementation of the Plan of Arrangement may vary from those described above, depending on the total number of Common Shares Issued and outstanding immediately prior to the Effective Time; however, in no case will more than 300,000,000 Common Shares be Issued or issuable pursuant to the Arrangement (including Common Shares issuable upon exercise of the Replacement Warrants). The intended effect of the Arrangement is such that shareholders of Aurinia are to hold approximately 35% of the Common Shares upon completion of the Arrangement, ILJIN is to hold approximately 25% of the Common Shares upon completion of the Arrangement, and the current shareholders of the Company are to hold approximately 40% of the Common Shares upon completion of the Arrangement.

Risks associated with the Arrangement

There are risks associated with the Arrangement including: (i) the Company may not obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all; (ii) the Arrangement Agreement may be terminated in certain circumstances; (iii) the market reaction to the Arrangement and the future trading prices of the Shares cannot be predicted; (iv) there is uncertainty as to whether the Arrangement will have a positive impact on the business or share price of the Company.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Company, including the receipt of the Court Order from the Court approving the Arrangement, and the receipt of all required material consents, waivers, permits orders and approvals. There can be no certainty and the Company can provide no assurance that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Arrangement Agreement

A summary of the principal terms of the Arrangement Agreement is provided in this section. This summary does not purport to be complete and the final terms of the Arrangement Agreement may differ from the summarized herein. Any material amendments to the terms of the Arrangement Agreement will be announced by the Company in a press release in advance of the Meeting. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Company, Aurinia and ILJIN and various conditions precedent, both mutual and with respect to each party to the Arrangement Agreement.

Representations, Warranties and Covenants of the Company

The representations and warranties to be given by the Company are customary and appropriate for transactions of this nature in respect of matters pertaining to, among other things, the due execution and delivery of the Arrangement Agreement, constituting a binding obligation enforceable in accordance with its terms, its corporate existence and power, its authority to enter into and to perform its obligations under the Arrangement Agreement, the absence of any bankruptcy proceedings, the absence of litigation matters, its capitalization, its financial statements, its financial books, records and accounts, the absence of any subsidiaries, the non-violation of its constating documents, the non-violation of its contractual and other obligations in respect of its assets, the absence of material changes since December 31, 2012, convertible securities, the absence of any shareholders’ rights plan, its compliance with applicable laws, certain tax matters, the absence of any off-the-books accounts, the absence of any undisclosed liabilities, compliance with securities laws, its status as a reporting issuer, its insurance policies, its good and marketable title to or valid leasehold interest in all of its personal property, and brokerage or finder’s fees.

The Company covenants to, among other things, take all reasonable steps to obtain all necessary waivers, consents and approvals required to be obtained. The Company covenants and agrees to, among other things, apply for and use commercially reasonable efforts to obtain all regulatory approvals relating to the Company and fulfill all conditions to closing contained in the Arrangement Agreement applicable to the Company.

Representations, Warranties and Covenants of Aurinia

The representations and warranties to be given by Aurinia are customary and appropriate for transactions of this nature in respect of matters pertaining to, among other things, its corporate existence and power, certain of its subsidiaries, the due execution and delivery of the Arrangement Agreement, constituting a binding obligation enforceable in accordance with its terms, its authority to enter into and to perform its obligations under the Arrangement Agreement, the absence of any bankruptcy proceedings, the absence of litigation matters, its capitalization, its financial statements, its financial books, records and accounts, the non-violation of its constating documents, the non-violation of its contractual and other obligations in respect of its assets, the absence of material changes since December 31, 2012, convertible securities, the absence of any shareholders’ rights plan, its compliance with applicable laws, certain tax matters, the absence of any off-the-books accounts, the absence of any undisclosed liabilities, its insurance policies, its good and marketable title to or valid leasehold interest in all of its personal property, and brokerage or finder’s fees.

The Company covenants to, among other things, take all reasonable steps to obtain all necessary waivers, consents and approvals required to be obtained. The Company covenants and agrees to, among other things, apply for and use commercially reasonable efforts to obtain all regulatory approvals relating to the Company and fulfill all conditions to closing contained in the Arrangement Agreement applicable to the Company.

Representations, Warranties and Covenants of ILJIN

The representations and warranties to be given by ILJIN are appropriate and in-line with transactions of this nature in respect of matters pertaining to, among other things, its corporate existence and power, certain of its subsidiaries, the due execution and delivery of the Arrangement Agreement, constituting a binding obligation enforceable in accordance with its terms, its corporate existence and power, its authority to enter into and to perform its obligations under the Arrangement Agreement, the absence of any bankruptcy proceedings, and the absence of litigation matters.

The Company covenants to, among other things, take all reasonable steps to obtain all necessary waivers, consents and approvals required to be obtained. The Company covenants and agrees to, among other things, apply for and use commercially reasonable efforts to obtain all regulatory approvals relating to the Company and fulfill all conditions to closing contained in the Arrangement Agreement applicable to the Company.

Conditions

The obligations of the Company and Aurinia to consummate the Arrangement are subject to the satisfaction of certain mutual conditions relating to, among other things:

(a)	approval of the resolution of Aurinia shareholders approving the Arrangement;

(b)	approval of the Share Issuance Resolution at the Meeting;

(c)	receipt of the Court Order on terms consistent with the Arrangement Agreement;

(d)	TSX approval of the Arrangement and the listing of the new Common Shares to be issued under the Arrangement will have been obtained;

(e)	absence of any actions making the Arrangement illegal or prohibiting the Arrangement from taking place and actions which have had or would be reasonably expected to have a material adverse effect; and

(f)	receipt of all required regulatory approvals; and

(f)	the Arrangement Agreement will not have been terminated.

The obligations of the Company to consummate the Arrangement are subject to the satisfaction of certain conditions relating to, among other things:

(a)	the covenants of Aurinia having been performed in all material respects;

(b)	all representations and warranties of Aurinia being true and correct in all material respects;

(c)	the Aurinia Board will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by Aurinia, to permit the consummation of the Arrangement and any transactions otherwise contemplated hereby;

(d)	all consents, waivers, and approvals required to be obtained by Aurinia from a counter-party to a material contract of Aurinia required in connection with, or to permit the consummation of, the Arrangement or any transaction otherwise contemplated hereby, will have been obtained on terms and conditions satisfactory to the Company acting reasonably; and

(e)	no material adverse effect on Aurinia.

The obligations of Aurinia to consummate the Arrangement are subject to the satisfaction of certain conditions relating to, among other things:

(a)	the covenants of the Company having been performed in all material respects;

(b)	all representations and warranties of the Company being true and correct in all material respects;

(c)	the Board will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by the Company, to permit the consummation of the Arrangement and any transactions otherwise contemplated hereby;

(d)	all consents, waivers, and approvals required to be obtained by the Company from a counter-party to a material contract of the Company required in connection with, or to permit the consummation of, the Arrangement or any transaction otherwise contemplated hereby, will have been obtained on terms and conditions satisfactory to Aurinia acting reasonably;

(e)	no material adverse effect on the Company; and

(f)	there will not be in force or threatened any order or decree of any governmental entity or other Person that has the effect of ceasing or restricting trading in the Company Shares.

The obligations of ILJIN to consummate the Arrangement are subject to the satisfaction of certain conditions relating to, among other things:

(a)	the covenants of the Company and Aurinia having been performed in all material respects;

(b)	all representations and warranties of the Company and Aurinia being true and correct in all material respects;

(c)	the Board and the Aurinia Board will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by Aurinia, to permit the consummation of the Arrangement and any transactions otherwise contemplated hereby;

(d)	all consents, waivers, and approvals required to be obtained by the Company and Aurinia from a counter-party to a material contract of the Company and Aurinia, respectively, required in connection with, or to permit the consummation of, the Arrangement or any transaction otherwise contemplated hereby, will have been obtained on terms and conditions satisfactory to ILJIN acting reasonably; and

(e)	no material adverse effect on the Company or Aurinia.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time (notwithstanding approval of the Share Issuance Resolution by the Company shareholders or of the Arrangement by Aurinia’s shareholders in a number of circumstances, including:

•	by mutual written agreement of the parties;

•	by any of the parties, if:

•	the Effective Time will not have occurred on or before September 30, 2013;

•	after the date of the Arrangement Agreement, a law is enacted that would render completion of the Arrangement illegal;

•	approval of the Arrangement by Aurinia shareholders has not been obtained at the Aurinia Meeting; or

•	approval of the Share Issuance Resolution has not been obtained at the Meeting.

•	by Aurinia, if:

•	the Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Aurinia, its recommendation of the Arrangement prior to the Company Meeting, after having been requested in writing by Aurinia to do so; or

•	any of the conditions precedent for the benefit of Aurinia is not satisfied or otherwise waived in accordance with the Arrangement Agreement, or if a breach of any representation or warranty or failure to perform any covenant on the part of the Company has occurred.

•	by the Company, if:

•	the Aurinia Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Aurinia, its recommendation of the Aurinia shareholders’ resolution prior to the meeting of Aurinia shareholders, after having been requested in writing by the Company to do so; or

•	any of the conditions precedent for the benefit of the Company is not satisfied or otherwise waived in accordance with the Arrangement Agreement, or if a breach of any representation or warranty or failure to perform any covenant on the part of Aurinia has occurred.

If either the Company or Aurinia wishes to terminate the Arrangement Agreement (other than termination by mutual written agreement of the Company and Aurinia), it shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

If the Arrangement Agreement is terminated, it shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions relating to termination, termination fees, notices and governing law and jurisdiction, and all related definitions, shall survive any termination of the Arrangement Agreement.

Termination Fees

In the event that the Arrangement Agreement is terminated, no fees, expenses or other payments shall be payable by either Party to the other.

Approvals

Court Approval of the Arrangement

The Arrangement under the BCBCA requires the approval of the Court.

Although the authority of the Court is very broad under the BCBCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement to the Company Shareholders and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court Order is required for the Arrangement to become effective.

Company Shareholder Approval

The shareholders of the Company must pass the Share Issuance Resolution at the Meeting. The Share Issuance Resolution to be passed by the Company Shareholders authorizes the Board, without further notice or approval of the Company Shareholders to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke said resolution at any time prior to the Arrangement becoming effective under the provisions of the BCBCA.

Aurinia Shareholder Approval

Under the requirements of the BCBCA, the shareholders of Aurinia must pass a resolution with respect to the Arrangement by at least 66 2⁄3% of the votes cast by Aurinia shareholders present in person or by proxy at a special meeting of the Aurinia shareholders. The special resolution to be passed by the Aurinia shareholders with respect to the Arrangement authorizes the Aurinia Board, without further notice or approval of the Aurinia shareholders to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke said resolution at any time prior to the Arrangement becoming effective. It is expected that Aurinia Shareholders will pass a resolution in writing pursuant to which 100% of Aurinia’s Shareholders will approve the Arrangement.

Regulatory Approval

The Arrangement Agreement provides that receipt of all applicable regulatory approvals is a condition precedent to the Arrangement becoming effective. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to the Company or Aurinia.

About Aurinia

Corporate Structure

Aurinia is a company incorporated on April 3, 2012 under the Business Corporations Act (British Columbia), having a principal office at #1203 – 4464 Markham Street, Victoria, British Columbia, Canada. Aurinia has two wholly-owned subsidiaries, Aurinia Holdings Corp. and Aurinia Development Corp., each formed and existing under the laws of Barbados.

Aurinia’s Business

Aurinia’s business involves holding intellectual property rights in various medical technologies, including certain rights to the large Aspreva Lupus Management Study (developed by Aspreva, and which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease) and the license for voclosporin in lupus nephritis.

Aurinia has only been in operation since incorporation on April 3, 2012, and has developed its business in that time by acquiring the above intellectual property and negotiating the Arrangement Agreement. Additionally, Aurinia has achieved a number of significant milestones in relation to its development activities in lupus nephritis. An active Investigational New Drug application has been established with the United States Food and Drug Administration and clinical test batches of a unique dose of voclosporin has been established.

Aurinia’s Authorized Share Capital

The authorized share capital of Aurinia currently consists of an unlimited number of common shares, one Class A share and an unlimited number of preferred shares. As of the date of this Information Circular, there are 6,079,159 common shares, one Class A share and warrants to acquire 35,294 common shares of Aurinia outstanding.

Aurinia’s Directors

The table below sets out information with respect to Aurinia’s directors.

Name	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director

Philippe Weigerstorfer	Executive Vice-President Vifor, Asia Pacific Region Global Corporate development Galenica AG	Director	Since October 2012

Richard Glickman	Chairman of the Board Aurinia Pharmaceuticals Inc. Chairman of the Board Aspreva Pharmaceuticals Inc. CEO Aspreva pharmaceuticals Inc. CEO StressGen Pharmaceuticals Inc.	Chairman of the Board	Since April 2012

Stafan Wohlfiel	Currently Chief Medical Officer Vifor Pharma AG, formerly Head of research and development Vifor Pharma AG.	Director	Since October 2012

Michael R. Martin	June 2012 to present - COO Aurinia Pharmaceuticals Inc.; prior thereto Director global business development & licensing Vifor Pharma, global marketing Aspreva pharmaceuticals Inc. and Business Unit Manager, Schering-Plough Corp.	Director	Since April 2012

Scott Cormack	CEO Oncogenex Pharmaceuticals	Director	Since October 2012

Aurinia’s Legal Proceedings

Aurinia is not party to any material legal proceedings, nor to the best of its knowledge are there any material proceedings threatened or pending.

Aurinia’s Material Contracts

Aurinia’s only material contract is the Settlement Agreement (and, once the Arrangement Agreement is finalized and executed, the Arrangement Agreement will be a material contract of Aurinia).

Aurinia’s Auditors

Aurinia’s auditor is KPMG LLP, who have been Aurinia’s auditors since incorporation. KPMG LLP’s office is in Victoria, British Columbia.

Selected Financial Information of Aurinia

A summary of certain financial information with respect to Aurinia is set out in the table below. This information is derived from the audited financial statements of Aurinia, which are attached as Appendix E. The following information is subject to the full disclosure included in such financial statements.

(in thousands of dollars)	As at December 31, 2012	As at March 31, 2013
Current Assets	$268	$221
Intangible Assets	$1,920	$2,448

Total Assets	$2,188	$2,669

Current Liabilities	$66	$548
Shareholder’s Equity	$2,122	$2,121

Total Liabilities and Shareholder’s Equity	$2,188	$2,669

2.7	AMENDMENTS TO THE CONSTATING DOCUMENTS OF THE COMPANY

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Constating Document Amendment Resolution”) approving amendments to the Company’s constating documents to: (i) change the Company’s name from “Isotechnika Pharma Inc.” to “Aurinia Pharmaceuticals Inc.”; and (ii) to include an advance notice requirement in respect of director nominations in the Company’s constating documents.

Name Change

The Company is proposing to change its name from “Isotechnika Pharma Inc.” to “Aurinia Pharmaceuticals Inc.” in connection with the Arrangement. The name change is to reflect the change in the Company’s business and focus resulting from the acquisition of the assets of Aurinia and the intellectual property from ILJIN in the Arrangement, and to provide notice to the market of a new focus for the Company in the future. Management of the Company is of the view that the Arrangement is an opportune time to rebrand the Company and its business.

Advance Notice Clause

Management of the Company is always striving to be at the top of corporate governance practices. Accordingly, the Company is proposing to amend its articles to include a provision (the “Advance Notice Clause”) that requires that advance notice to the Company must be provided in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with the Business Corporations Act (Alberta); or (ii) a requisition of the shareholders made in accordance with the Business Corporations Act (Alberta).

Among other things, the Advance Notice Clause fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Clause.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Clause is similar to clauses adopted by other public companies and in accordance with the recommendations made by proxy solicitation firms Institutional Shareholder Services Inc. and Glass Lewis, & Co., LLC.

Resolution

The full text of the proposed Constating Document Amendment Resolution is set out in Appendix C hereto. In addition, shareholders should be aware that even if they approve the Constating Document Amendment Resolution at the Meeting, the proposed form of the Constating Document Amendment Resolution provides the directors with the discretion not to proceed with the amendments to the articles in whole or in part if they determine that to be in the best interests of the Company.

The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the approval of the Constating Document Amendment Resolution, unless otherwise directed by the shareholders appointing them.

2.8	THE SHARE CONSOLIDATION

The Board seeks shareholder approval to implement a consolidation (also known as a “reverse split”) of the outstanding Shares such that each 50 outstanding Common Shares will be consolidated into one Common Share (the “Consolidation”). In order to be implemented, the Consolidation must be approved by at least two-thirds of the votes cast at the Meeting. The Board previously passed a resolution to approve the Consolidation on June 6, 2013.

In addition to the issued and outstanding Common Shares, the Common Shares currently reserved for issuance by the Company, including those Common Shares reserved pursuant to outstanding stock options, will be adjusted to give effect to the Consolidation, such that the number of consolidated Common Shares issuable will equal the number obtained when the number of Common Shares issuable is divided by the conversion number and the exercise prices of outstanding stock options to purchase Common Shares post-Consolidation will equal the price obtained by multiplying the existing exercise price by the conversion number.

The primary purpose of completing the Consolidation is to increase the market price of the Common Shares. The directors believe that the higher share price that might initially result from the Consolidation could help generate interest in the Company among investors and thereby assist the Company in raising future capital to fund its operations or make acquisitions. Shareholders should be aware that the issuance in the future of additional authorized shares may have the effect of diluting the earnings per Common Share and book value per Common Share, as well as the stock ownership and voting rights, of the currently outstanding Common Shares.

Shareholders should note that the ultimate effect of the Consolidation upon the market price for the Common Shares cannot be accurately predicted. In particular, if the Consolidation is implemented, there is no assurance that the market price for Common Shares will be fifty times greater than the price for Common Shares immediately prior to the reverse split. Furthermore, even if the market price of the Common Shares is initially significantly higher after the Consolidation, there can be no assurance that the market price of the Common Shares will maintain such level for any period of time.

In addition, shareholders should be aware that even if they approve the Consolidation Resolution at the Meeting, the proposed form of the Consolidation Resolution provides the directors with the discretion not to proceed with the Consolidation if they determine that to be in the best interests of the Company.

Fractional Common Shares which would otherwise be issued to shareholders in connection with the Consolidation will be not be issued but will, instead, be rounded down to the next nearest whole number of Common Shares. If the Consolidation Resolution is approved at the Meeting and the directors decide to proceed with the Consolidation, the Company will send letters of transmittal to each registered shareholder providing instructions on how shareholders may obtain new certificates representing the number of Common Shares to which they are entitled as a result of the Consolidation.

The Company currently has no intention of going private, and the proposed Consolidation is not intended to be a first step in a going private transaction. In addition, the Consolidation will not have the effect of a going private transaction covered by Rule 13e-3 of the United States Securities Exchange Act of 1934, as amended.

The full text of the Consolidation Resolution is set out in Appendix C hereto.

The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the approval of the Share Consolidation Resolution, unless otherwise directed by the shareholders appointing them.

If the proposed resolution is passed at the Meeting and the Board determines to proceed with the Consolidation, the Company will announce that it is proceeding with the consolidation. Registered holders should then, at that time, complete, sign and return the Letter of Transmittal that will be sent to such registered holders, along with the share certificate(s) representing their pre-consolidation Common Shares, to Computershare Investor Services Inc. at one of the addresses in the Letter of Transmittal. Upon receipt of a properly-completed and signed Letter of Transmittal and the share certificate(s) referred to in the Letter of Transmittal, the Company will arrange to have a new share certificate representing the appropriate number of post-Consolidation Common Shares delivered in accordance with the instructions provided by the holder in the Letter of Transmittal. No delivery of a new certificate to a shareholder will be made until the shareholder has surrendered his current issued certificates. Until surrendered, each share certificate formerly representing old Common Shares shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Consolidation.

If the Company does not proceed with the Consolidation within one year from the date it receives shareholder approval for the Consolidation, it will again seek shareholder approval before conducting a share consolidation.

2.9	ELECTION OF DIRECTORS POST-MERGER

In the event that the Arrangement closes, the Company has agreed with Aurinia and ILJIN to have members of their choosing nominated to the Company’s board of directors. Accordingly, shareholders are being asked to approve, on a conditional basis, an ordinary resolution setting the size of the board of directors at seven, and ordinary resolutions to elect the following individuals as directors of the Company. Each of these resolutions is conditional on the Arrangement closing.

The Board recommends that shareholders vote for the election of the nominees whose names are set forth below. The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled FOR the election of the nominees whose names are set forth below, conditionally on the closing of the Arrangement, unless otherwise directed by the shareholders appointing them.

If elected and the Arrangement closes, each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company. The election of each director set out below is conditional on the Common Shares being listed on a stock exchange at the effective time of the election of such director.

If these directors are not elected, or if the Arrangement does not close, the directors elected pursuant to the vote proposed earlier in this Information Circular shall retain their positions as directors of the Company.

The following table states the names of all of the persons proposed by management to be nominated for election as directors (conditional on the closing of the Arrangement), their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

Name and Municipality of Residence	Age (at June 26, 2013)	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed
Peter Wijngaard (1)(2) Basel, Switzerland	50	February 2011 to present – Vice President, Innovation Leader Research & Development, The Medicines Company (Schweiz) GmbH, a global pharmaceutical company; prior thereto Senior Director Medical Affairs at ViroPharma Inc. and Global Alliance Director in Transplantation at Hoffman-La Roche.	Director, Chairman of the Board since January 4, 2012	Since February 2011	1,255,000
Robert T. Foster Edmonton, Alberta, Canada	55	President and CEO of the Company since January 4, 2012; Chairman and CEO of the Company from July 28, 2011 to January 4, 2012; President and CEO of the Company from January 28, 2009 to July 28, 2011; Chairman and CEO of the Company from October 1, 2007 to January 28, 2009.	Director, President and Chief Executive Officer	Since 1993	6,335,710(3)

Name and Municipality of Residence	Age (at June 26, 2013)	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed
Donald W. Wyatt (1)(2) Seattle, Washington, USA	46	From 2009 to present – Principle, The Wyatt Group, LLC, an Intellectual Property Consulting firm; 2005 to 2009 – Vice President of Legal Affairs and Corporate Secretary for Cell Therapeutics, Inc., a biopharmaceutical company.	Director	Since December 2011	Nil
Daniel Park Seoul, Korea	52	Executive Vice President of ILJIN Group since December 2008	N/A	N/A	Nil
Richard Glickman Victoria, British Columbia	55	Chairman of the Board Aurinia Pharmaceuticals Inc. Chairman of the Board Aspreva Pharmaceuticals Inc. CEO Aspreva pharmaceuticals Inc. CEO StressGen Pharmaceuticals Inc.	N/A	N/A	4,444,444
Michael Martin Victoria, British Columbia	41	June 2012 to present – COO, Aurinia; prior thereto, Director, global business development and licensing for Viforg global marketing for Aspreva, and Business Unit Manager, Schering-Plough Corp.	N/A	N/A	Nil
Chris Kim Seoul, Korea	51	2008 to present, CEO, Lumirich Co. and Iljn Semicon Co. of Seoul, Korea; From 2006 to 2008, Iljn Display Co., Korea	N/A	N/A	Nil

Notes:

1.	Serves on the Audit Committee of the Company.
2.	Serves on the Compensation, Corporate Governance and Nominating Committee of the Company.
3.	Robert Foster owns 51% of the voting shares of Foster Investments Inc., which holds 4,328,890 Common Shares. The remaining 2,006,820 Common Shares are owned by Dr. Foster personally.

Biographies for Peter Wjingaard, Robert Foster and Donald Wyatt are set out earlier in this information circular under “Election of Directors”. The following are brief biographies for each of the other persons conditionally nominated for election as directors:

Daniel Park

Mr. Park is currently the Executive Vice-President of ILJIN Group. He started his management career with ETEX Corp, an advanced biomaterials company focusing on products that promote bone repair and enable controlled delivery therapies in 1988. ETEX is one of the subsidiaries of ILJIN Group, and Mr. Park has since worked in numerous ILJIN Group companies including ILJIN Display Co., Ltd. and ILJIN Diamond Co., Ltd. in senior management positions. He is presently in the Planning Office of ILJIN Group which contains multiple sub companies ranging from the Jeonju Television Co., Ltd. to ILJIN Electricity Co., Ltd.

Mr. Park holds Masters of Business Administration (University of California at Los Angeles), along with a Masters and a Bachelor’s degree in Economics from Seoul National University.

Richard Glickman

Richard M. Glickman was Co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Corporation (“Aspreva”) between January 2002 and July 2007. Dr. Glickman also served as the Chief Executive Officer for StressGen Biotechnologies Corp from 1990 until 2000. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment, and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

Michael Martin

Mr. Martin is currently Chief Operating Officer & Co-founder of Aurinia. In this role, Mr. Martin is responsible for managing company functions such as corporate and business development, alliance management, marketing, finance and internal company operations. Mr. Martin is a biotech/pharmaceutical executive with over 17 years industry experience and offers a solid mix of strategic planning, marketing, commercial operations, business development, licensing and people management skills.

Mr. Martin joined Aurinia from Aspreva where he held the position of Director, Global Business Development & Licensing. Prior to Aspreva, Mr. Martin was a key member of the business development team that saw Aspreva sold to Galenica for $915M. Upon joining Aspreva in 2004, Mr. Martin initiated the strategic launch planning process for CellCept® in “less-common” autoimmune diseases. These included such indications as Pemphigus Vulgaris, Myasthenia Gravis, and Lupus Nephritis. Prior thereto, Mr. Martin held a variety of progressively senior commercial positions at Schering-Plough. Most recently, Mr. Martin has spent time in Europe where he was responsible for the Rheumatology business unit for Remicade® in France. There, Mr. Martin had full profit and loss responsibilities and had direct responsibility for the sales team, the marketing team and the infusion access team. In addition while at Schering-Plough, Mr. Martin was the brand manager responsible for the Canadian launch of Remicade (infliximab), which ultimately became the most successful product launch in Canadian history. Mr. Martin started his career in the industry in the sales organization of Schering-Plough where he received multiple awards and recognition while rapidly progressing towards the prior mentioned roles.

Chris Kim

Dr. Kim is currently CEO, Lumirich Co., and Iljin Semicon Co., of Seoul, Korea dating from 2008 to present. Prior to that, from 2006 to 2008, Dr. Kim was CEO, Iljin Display Co., Korea. From 2000 to 2006, Dr. Kim was Vice-president, Sales and Marketing at Samsung SDI Co, Korea, where he was in charge of Samsung SDI’s worldwide plasma display panel sales and marketing. During his tenure with Samsung SDI Co., Dr. Kim gained considerable commercial experience with CE related products to OEM customers including, for example, Philips Consumer Electronics, Sony, Dell, and Hewlett-Packard. From 2001 to 2005, Dr. Kim was able to increase revenue growth from approximately $0.7 million to $1.7 billion. Dr. Kim had increasing responsibilities from 1986 to 1999 while at companies including NSF Polymer Research Center, VPI, in Blacksburg, Virginia, USA; Exxon-Mobil Corp., in Rochester, NY, USA; Corning Inc., in Corning, NY, USA; Lam Research Corp., in Fremont, California, USA, and Fujitsu Inc., in San Jose, California, USA. Dr. Kim has an undergraduate Science degree in Chemical Engineering from Seoul National University (1985) and a PhD in Chemical Engineering (1989) from Virginia Tech., Blacksburg, Virginia, USA. He also has more than ten technical publications, one book chapter, and numerous worldwide patents, and is fluent in three languages.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)	is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director, chief executive officer or chief financial officer of any company, that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(b)	is, as at the date of this proxy circular, or has been within 10 years before the date of this proxy circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

PART 3

STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION

3.1	COMPENSATION OF EXECUTIVES

The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Robert Foster, Chief Executive Officer, Dennis Bourgeault, Chief Financial Officer, and the three other most highly compensated executive officers of the Company whose total compensation for the year ended December 31, 2012, individually, was more than CDN$150,000: namely, Launa Aspeslet, Chief Operating Officer, Derrick Freitag, Chief Scientific Officer, and Robert Huizinga, Vice President, Clinical Affairs (collectively, the “Named Executive Officers” or the “NEOs”). Information about the compensation awarded to the Named Executive Officers can be found in the “Summary Compensation Table” and related compensation tables below.

3.1.1	Compensation Discussion and Analysis

This Section of the Circular explains how the executive compensation program is designed with respect to the CEO and the other Named Executive Officers. In designing the compensation program the Board has several key objectives:

•	To assist the Company in attracting and retaining talented executives

•	To align management’s interests with that of shareholders and other stakeholders

•	To motivate executives towards the creation of long term shareholder value

•	To be competitive with other companies of similar size and business

The Compensation, Corporate Governance and Nominating Committee currently is comprised of three (3) independent Directors: Donald W. Wyatt, who serves as the Chair, Dr. Peter Wijngaard, and Prakash Gowd. No member of the committee is an officer or employee of the Company.

Annually, specific and measurable performance objectives are defined for each Executive. The objectives against which the Executives were evaluated include research and product development goals/milestones, execution of development and commercialization agreements, organizational development objectives and financial targets.

3.1.2	Managing Compensation Risk

On an annual basis, or otherwise more frequently as circumstances require, the Compensation, Corporate Governance and Nominating Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in Named Executive Officers’ and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company. Compensation plans and programs for 2012 considered both short-term incentives and long-term incentives for Named Executive Officers and other senior managers to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.

a)	Base Salaries

The contractual base salaries of all Named Executive Officers in 2012 were the same as the base salaries for 2011.

Effective for the period August 16, 2012 to December 31, 2012, the NEOs voluntarily reduced their salaries to 70% of their contractual base salaries.

In determining executive compensation, the Company previously, in 2009, undertook a review of several sources of comparator data including an internal review of small cap public Canadian Biotechnology companies.

Salary levels were based on the experience and expertise of each executive. In reference to the benchmarking analysis that was conducted by the Board in June of 2009 the goal was to place the executives in the 50% to 75% percentile.

b)	Bonus Plan

At the July 28, 2011 Board meeting, the Chair of the Compensation, Corporate Governance and Nominating Committee recommended and the Board agreed with the specific bonus objectives for 2011 and 2012 for each of the Named Executive Officers.

The following bonuses were earned upon the achievement of specific milestones in 2012: Chief Executive Officer - $9,000; Chief Financial Officer - $3,000; Chief Operating Officer - $6,000; Chief Scientific Officer - $3,375; Vice President, Clinical Affairs - $3,426.

The following bonuses were earned upon the achievement of specific milestones in 2011: Chief Executive Officer - $27,000; Chief Financial Officer - $6,000; Chief Operating Officer - $12,000; Chief Scientific Officer - $6,750; Vice President, Clinical Affairs - $5,138. These bonuses were accrued in 2011 but paid in the first quarter of 2012 and therefore are included in the Summary Compensation Table under section 3.1.4 for 2012.

c)	Retention Incentive

In 2012 the Chair of the Compensation, Corporate Governance and Nominating Committee recommended and the Board approved the implementation of a long term retention incentive for the CEO and the NEOs, particulars of which are as follows:

i)	Chief Executive Officer

The CEO will receive 2% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that: (1) he is serving as CEO at the time the license under which the royalties are paid was executed; and (2) he is serving as CEO at the time the first royalty is paid by the licensee in question or, in the case of direct sales by the Company, at the time of the first direct commercial sale of voclosporin by the Company.

Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then he will be entitled to receive 0.3% of the value attributable to voclosporin in the transaction, provided that he is serving as CEO of the Company at the time of the transaction.

Should the CEO’s employment be terminated without just and sufficient “Cause” or if the CEO terminates his employment for “Good Reason”, as those terms are defined in his Employment Agreement, or if his employment is not renewed by the Company as set forth in his Employment Agreement, conditions (1) and (2) above shall not apply and the CEO will be entitled to receive the royalty licensing revenues he would have been entitled to receive had his employment not been terminated.

ii)	Named Executive Officers

The currently serving four NEOs (namely Dennis Bourgeault, Launa Aspeslet, Derrick Freitag and Robert Huizinga) and excluding the CEO, shall each receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that the NEO in question is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should an NEO cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to that NEO shall cease.

Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then those NEOs will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he or she is serving as an Executive Officer of the Company at the time of the transaction.

Should an NEO’s employment be terminated without just and sufficient “Cause” as set forth in his or her Employment Agreement, the NEO will be entitled to receive the royalty licensing revenues he or she would have been entitled to receive had his or her employment not been terminated.

d)	Stock Option Plan

The Company has a stock option plan which it believes helps align management interests with shareholders’ interests. In 2012, option grants to the Named Executive Officers were time release grants with one-third vesting on December 31, 2012, one-third vesting on May 31, 2013 and the remaining one-third vesting on November 30, 2013.

e)	Chief Executive Officer

Base Salary

A function of the Compensation, Corporate Governance and Nominating Committee is to monitor and assess Dr. Robert Foster’s performance and to recommend his compensation to the Board for approval. The Board supports the principle that CEO compensation should be directly related to the overall current performance of the Company and its potential for continued future growth. As such, in determining recommendations for Dr. Foster’s total compensation, the Compensation, Corporate Governance and Nominating Committee considered:

•	the absolute and relative performance of the Company;

•	Dr. Foster’s individual performance against specified objectives as established by the Compensation, Corporate Governance and Nominating Committee; and

•	comparison with equivalent roles within companies of a similar size and nature.

Accordingly, the Compensation, Corporate Governance and Nominating Committee reviews this information, as well as the performance of the Company and of the Chief Executive Officer individually when recommending the Chief Executive Officer’s salary and annual incentives for a given year.

Bonus

The Chief Executive Officer is compensated using the same plan as described above for Named Executive Officers with the exception that the Chief Executive Officer was eligible for a bonus based upon 30% of base salary versus from 11.25% to 15% for the Company’s other Named Executive Officers.

Option-based Awards

The options granted to the Chief Executive Officer in the 2012 financial year pursuant to the Stock Option Plan were granted on the same basis and pursuant to the same terms as those of the other Named Executive Officers. The number of options granted was determined on the basis of his position and base salary for 2012, taking into consideration the terms of the Stock Option Plan discussed above. The granted options were time release grants with one-third vesting on December 31, 2012, one-third vesting on May 31, 2013 and the remaining one-third vesting on November 30, 2013.

Revised CEO Compensation

In early 2012 Hay Group Limited was retained by the Company to review the market competitiveness of the Company’s CEO compensation structure. Working together, Hay Group and the Company established three (3) potential comparator groups. From a high level perspective, comparator organizations were chosen based on the following criteria:

•	An industry focus on pharmaceuticals.

•	A market capitalization of approximately half to double that of the Company (20mm-80mm $CAD).

•	Development type organizations (organizations with little or no revenue).

•	The three proposed comparator groups were as follows:

•	Phase 2-b comparator group

•	includes all organizations that are currently sponsors or collaborators on Phase 2-b clinical trials (N=14; 13 US organizations, 1 Canadian organization).

•	Phase 3 comparator group

•	includes all organizations that are currently sponsors or collaborators on Phase 3 clinical trials (N=12; all organizations are US organizations).

•	Canadian Cross-Listed Comparator Group

•	includes all Canadian organizations that appear in both the Hay Group Canadian comparator group and the comparator group as suggested by the Company’s CEO (N=14)

•	In reviewing executive compensation levels, Hay Group accessed the most recent fiscal year end management information circulars for each comparator organization.

The Hay Group positioned the Company in the 50th percentile. Upon receipt of the Hay Group market compensation review, the Compensation, Corporate Governance and Nominating Committee recommended to the Board that the Company enter into a new employment agreement with Dr. Foster which provided for a base salary of $385,000 plus additional bonuses and stock option grants to be determined annually by the Compensation, Corporate Governance and Nominating Committee. The Board subsequently approved the employment agreement with Dr. Foster on March 8, 2012.

Effective August 16, 2012 to December 31, 2012, the CEO voluntarily reduced his salary to 70% of his contractual base salary.

e)	Performance Graph

The Company’s Common Shares are listed and posted for trading on the TSX under the trading symbol “ISA”. The following graph and table compare the cumulative total return on the Company’s Common Shares (assuming a $100 investment was made on December 31, 2007 and assuming the reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index, and the S & P/TSX Capped Health Care for the period which commenced on December 31, 2007 and ended on December 31, 2012.

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Isotechnika	100	11	18	27	13	6
S&P/TSX Composite Index	100	67	90	106	97	104

The trend shown in the graph above does not necessarily correspond to the Company’s compensation to the executive officers for the periods represented in the graph. Due to the volatile nature of the public markets for pharmaceutical companies such as the Company in recent years, it is difficult to rationalize corporate performance, including individual executive officer performance, to the Company’s stock price performance. None of the executive officer’s compensation is directly dependent on stock performance. The number of options issued under the Current Stock Option Plans is indirectly affected by stock performance in that the stock price is considered when determining the number of options to be issued.

3.1.3	Anti-Hedging Protection

As of December 31, 2012, the Company did not have a formal policy specifically prohibiting a director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any Common Shares granted as compensation or held, directly or indirectly, by the NEO or director. The Company has adopted a written code of business conduct (the “Code”) for its directors, officers and employees, which is filed on SEDAR at www.sedar.com under the Company’s profile. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, directors and senior officers of the Company on March 8, 2012.

3.1.4	Summary Compensation Table

The following table details the compensation information for each of the Company’s three most recently completed financial years for the Named Executive Officers.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total compensation ($)
					Annual incentive plans(2)	Long- term incentive plans
Robert Foster	2012	325,614	—	101,322	36,000	—	—	—	462,936
Chief Executive Officer	2011 2010	300,000 300,000	— —	62,930 —	— 94,500	— —	— —	— —	362,930 394,500

Dennis Bourgeault	2012	177,500	—	50,661	9,000	—	—	—	237,161
Chief Financial Officer	2011 2010	200,000 200,000	— —	32,058 —	— 51,000	— —	— —	— —	232,058 251,000

Launa Aspeslet	2012	177,500	—	50,661	18,000	—	—	—	246,161
Chief Operating Officer	2011 2010	200,000 200,000	— —	30,277 —	— 17,000	— —	— —	— —	230,277 217,000

Derrick Freitag	2012	133,125	—	40,529	10,125	—	—	—	183,779
Chief Scientific Officer	2011 2010	150,000 150,000	— —	15,436 —	— 9,000	— —	— —	— —	165,436 159,000

Robert Huizinga(4)	2012	135,122	—	40,529	8,564	—	—	—	184,215
Vice President, Clinical Affairs	2011 2010	152,250 152,250	— —	15,281 7,200	— —	— —	— —	— —	167,531 159,450

Notes:

1.	The fair value of options granted to Named Executive Officers was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

For the years ended December 31,	2012	2011	2010
Expected annual volatility	97.6%	100.3%	108.0%
Expected life	4.52 years	3.75 years	2.5 years
Risk-free interest rate	1.26%	1.61%	1.83%
Dividend yield	0.0%	0.0%	0.0%

The Company based its determination of expected volatility on the historical market volatility of its shares.

2.	Each Named Executive Officer was paid the stated cash bonus as a result of the achievement of certain performance goals established by the Board during the stated financial year. Also see section 3.1.2(b).
3.	The total amount of other annual compensation including perquisites for any Named Executive Officer on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation.
4.	Mr. Huizinga was appointed Vice President Clinical Affairs on August 23, 2011.

3.1.5	Narrative Discussion of Compensation

The following is a summary of the management contracts for each of the executive officers of the Company:

Dr. Robert Foster

On March 9, 2012 Dr. Foster entered into a new employment agreement with the Company for a term ending on December 31, 2015 respecting his employment as the Chief Executive Officer and as a director of the Company, replacing the previous employment agreement entered into on January 1, 2006, as amended on April 30, 2008, which agreement had expired December 31, 2009. Dr. Foster had no formal employment agreement from January 1, 2010 to March 8, 2012. The new agreement provides that Dr. Foster will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to base salary, Dr. Foster is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus and option bonus based upon the achievement of certain performance goals as the Board of Directors may establish from time to time and ratified by the Board for each calendar year in accordance with the Bonus Plan. Dr. Foster is also entitled to receive a retention incentive as described in 3.1.2(c)(i) above, subject to the conditions therein described.

Dr. Launa Aspeslet, Dennis Bourgeault and Dr. Derrick Freitag

Each of the named individuals entered into a new employment agreement for an indeterminate term, effective June 19, 2009, respecting their employment as an executive of the Company, replacing the previous employment contracts entered into on January 1, 2006, as amended on April 30, 2008. The agreement provides that the Executive shall devote his (her) sole skill and efforts to discharging his (her) duties to the Company on a full-time and exclusive basis. In addition to base salary, each of the named individuals is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus and option bonus based upon the achievement of certain performance goals as the Board of Directors may establish from time to time and ratified by the Board for each calendar year in accordance with the Bonus Plan. Each of the named individuals is also entitled to receive a retention incentive as described in 3.1.2(c)(ii) above, subject to the conditions therein described. Each of these named individuals agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Robert Huizinga

Robert Huizinga entered into an employment agreement for an indeterminate term, effective January 1, 2012, respecting his employment as an executive of the Company. The agreement provides that the Executive shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to base salary, he is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus and option bonus based upon the achievement of certain performance goals as the Board of Directors may establish from time to time and ratified by the Board for each calendar year in accordance with the Bonus Plan. Mr. Huizinga is also entitled to receive a retention incentive as described in 3.1.2(c)(ii) above, subject to the conditions therein described. Mr. Huizinga agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

3.1.6	Incentive Plan Awards

a)	Outstanding Share-Based Awards and Option Based Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2012 financial year.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Robert Foster	750,000	(1)	0.15	June 23, 2014	—	—	—	—
	1,000,000	(2)	0.14	August 3, 2016	—	—	—	—
	2,000,000	(4)	0.07	December 11, 2022	—	—	—	—

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dennis Bourgeault	375,000	(1)	0.15	June 23, 2014	—	—	—	—
	500,000	(2)	0.14	August 3, 2016	—	—	—	—
	1,000,000	(4)	0.07	December 11, 2022	—	—	—	—
Launa Aspeslet	375,000	(1)	0.15	June 23, 2014	—	—	—	—
	500,000	(2)	0.14	August 3, 2016	—	—	—	—
	1,000,000	(4)	0.07	December 11, 2022	—	—	—	—
Derrick Freitag	225,000	(1)	0.15	June 23, 2014	—	—	—	—
	250,000	(2)	0.14	August 3, 2016	—	—	—	—
	800,000	(4)	0.07	December 11, 2022	—	—	—	—
Robert Huizinga	200,000	(2)	0.14	August 3, 2016	—	—	—	—
	50,000	(3)	0.14	September 16, 2016	—	—	—	—
	800,000	(4)	0.07	December 11, 2022	—	—	—	—

Notes:

1.	These options were granted on June 23, 2009 and vest on the following basis:

(a)	One-third of the granted options in accordance with the following percentages:

(i)	Forty percent immediately;

(ii)	Thirty percent on June 23, 2010;

(iii)	Thirty percent on June 23, 2011.

(b)	Two-thirds of the granted options in percentages based on performance criteria, as determined by the Board, for each individual Named Executive Officer.

2.	These options were granted on August 3, 2011 and vest on the following basis:

(a)	One-half of the granted options in accordance with the following percentages:

(i)	Fifty percent on December 31, 2011;

(ii)	Fifty percent on December 31, 2012.

(b)	One-half of the granted options in percentages based on performance criteria, as determined by the Board, for each individual Named Executive Officer.

3.	These options were granted on September 16, 2011 and vest on the following basis:

(a)	Fifty percent on December 31, 2011;

(b)	Fifty percent on December 31, 2012.

4.	These options were granted on December 11, 2012 and vest on the following basis:

(a)	One-third on December 31, 2012;

(b)	One-third on May 31, 2013;

(c)	One-third on November 30, 2013.

b)	Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards during the 2012 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested (#)	Value vested during the year(1) ($)
Robert Foster	1,016,667	125	—	—
Dennis Bourgeault	495,833	63	—	—
Launa Aspeslet	533,333	125	—	—
Derrick Freitag	366,667	63	—	—
Robert Huizinga	361,667	50	—	—

Note:

1.	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.

3.1.7	Termination and Change of Control Benefits

a)	Dr. Robert Foster - CEO

Pursuant to the new employment agreement dated March 9, 2012 between the Company and Dr. Foster, termination and change of control benefits are as follows:

(i) In the event that Dr. Foster’s employment is terminated by the Company without just and sufficient cause, or if Dr. Foster terminates his employment for “Good Reason”, Dr. Foster is entitled to receive a cash payment in an amount (in addition to salary, benefits or other sums due to him through the termination date) equal to two times his annualized base salary then in effect. All of Dr. Foster’s unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. Assuming termination on December 31, 2012 and based on the compensation payable pursuant to his new employment agreement, a lump sum payment of $770,000, plus any benefits or other sums due to him through the termination date, would have been made to Dr. Foster. No additional amounts would have been realized by Dr. Foster on the exercise of stock options as there were no in-the-money options as at December 31, 2012.

(ii) In the event that Dr. Foster’s employment is terminated by the Company or by the Executive for “Good Reason” following a change in control of the Company, Dr. Foster is entitled to receive a cash payment in an amount (in addition to salary, bonuses and benefits then due him) equal to two times his annualized base salary then in effect. All of Dr. Foster’s unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. Assuming termination on December 31, 2012 and based on the compensation payable pursuant to his new employment agreement, a lump sum payment of $770,000, plus bonuses and benefits then due him, would have been made to Dr. Foster. No additional amounts would have been realized Dr. Foster on the exercise of stock options as there were no in-the-money options as at December 31, 2012.

(iii) In the event that employment is terminated as a result of the death or permanent disability of Dr. Foster, Dr. Foster or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

b)	Dr. Launa Aspeslet, Dennis Bourgeault, Dr. Derrick Freitag and Robert Huizinga

In the event that employment of these Named Executive Officers is terminated (i) by the Company without just and sufficient cause; (ii) by the Executive for “Good Reason”; or (iii) by the Company or by the Executive for “Good Reason” following a change in control of the Company, each of Dr. Launa Aspeslet, Dennis Bourgeault, Dr. Derrick Freitag and Robert Huizinga is entitled to receive a cash payment in an amount equal to one month of the Executive’s base salary then in effect per year of service to a maximum of 18 months, any Bonus earned by the Executive as of the termination date and the cash value of benefits and perquisites provided to the Executive with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of their unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his/her stock options in accordance with their terms. In the case of (iii) above, all of their unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his/her stock options in accordance with their terms.

Assuming termination on December 31, 2012, lump sum payments as follows would have been made to each of Dr. Launa Aspeslet, Dennis Bourgeault, Dr. Derrick Freitag and Robert Huizinga:

Event	Executive	Severance $	Value of Stock Options(1) $
Termination of Employment by the Company without just and sufficient Cause OR by the Executive for Good Reason	Launa Aspeslet Dennis Bourgeault Derrick Freitag Robert Huizinga	267,596 245,373 212,068 135,333	— — — —
Termination of Employment in the event of a Change in Control without Cause OR by the Executive for Good Reason	Launa Aspeslet Dennis Bourgeault Derrick Freitag Robert Huizinga	267,596 245,373 212,068 135,333	— — — —

Note:

1.	No additional amounts would have been realized by the Named Executive Officers on the exercise of stock options as there were no in-the-money options as at December 31, 2012.

In the event that employment is terminated as a result of the death or permanent disability of the Named Executive Officers, the Executive or his/her estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

3.2	COMPENSATION OF DIRECTORS

During the 2012 financial year, Directors were remunerated for services in that capacity with cash compensation, options to acquire Common Shares and a retention incentive plan bonus.

As at December 31, 2012, the Company’s Board of Directors consisted of three non-executive directors (Messrs. Gowd, Wijngaard and Wyatt) and Dr. Robert Foster, the Chief Executive Officer of the Company. Effective January 1, 2012, standard compensation for each non-executive directors consisted of: (i) an annual retainer of $10,000, paid quarterly; (ii) $1,000 for each Board or committee meeting attended in person (where committee meetings are held in conjunction with the Board meeting only one fee is paid); (iii) $500 for each Board or committee meeting attended by way of teleconference, to a maximum of five (5) Board meetings plus two (2) committee meetings per committee per quarter. The Chairman of the Board is entitled to receive an additional annual retainer of $40,000, paid quarterly, and the Chairs of the Audit and Compensation, Corporate Governance and Nominating Committees were each entitled to receive an additional annual retainer of $40,000, paid quarterly. The Company paid a total of $175,500 to the non-executive directors in retainer and meeting fees in 2012. In addition, stock options were granted to the non-executive directors on August 17, 2012 and December 11, 2012. The members of the Board were also eligible for reimbursement of their expenses incurred in connection with attendance at Board meetings. Dr. Foster did not receive separate compensation for acting as a company Director.

In 2012 the Chair of the Compensation, Corporate Governance and Nominating Committee recommended and the Board agreed to implement a long term retention incentive for the Board of Directors, such that each of Messrs. Gowd, Wijngaard and Wyatt shall receive 0.22% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.033% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that the Director in question is serving as a director, employee or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should a Director cease to be a director of the Company or one of its subsidiaries in the manner set forth above, payment obligation to that Director shall cease.

Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then those Directors shall be entitled to receive 0.033% of the value attributable to voclosporin in the transaction, provided that the Director in question is serving as a director, employee or consultant to the Company or one of its subsidiaries at the time of the transaction.

Summary Compensation Table:

The following table provides details of the compensation awarded to, earned by, paid to or payable to the non-executive directors of the Company during the 2012 financial year.

Name	Attendance Fees ($)	Retainer Fees ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Prakash Gowd	8,500	50,000	—	17,995	—	—	—	76,495	(2)
Peter Wijngaard	8,500	50,000	—	17,995	—	—	—	76,495	(3)
Donald Wyatt	8,500	50,000	—	26,556	—	—	—	85,056	(4)

Notes:

1.	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

For the year ended December 31,	2012
Expected annual volatility	97.6%
Expected life	4.52 years
Risk-free interest rate	1.26%
Dividend yield	0.0%

The Company based its determination of expected volatility on the historical market volatility of its shares.

2.	Prakash Gowd was paid the sum of $31,000 for retainer and attendance fees during the 2012 financial year. The remaining balance of $27,500 was accrued at year-end and is still outstanding.
3.	Peter Wijngaard was paid the sum of $31,000 for retainer and attendance fees during the 2012 financial year. The remaining balance of $27,500 was accrued at year-end and is still outstanding.
4.	Donald Wyatt was paid the sum of $31,000 for retainer and attendance fees during the 2012 financial year. The remaining balance of $27,500 was accrued at year-end and is still outstanding.

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for each of the non-executive directors of the Company all awards outstanding at the end of the 2012 financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Prakash Gowd	275,000 75,000 300,000	0.14 0.05 0.07	August 3, 2016 August 17, 2022 December 11, 2022	— 375 —	—	—
Peter Wijngaard	325,000 75,000 300,000	0.14 0.05 0.07	August 3, 2016 August 17, 2022 December 11, 2022	— 375 —	—	—

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Donald Wyatt	100,000 75,000 300,000	0.13 0.05 0.07	February 13, 2017 August 17, 2022 December 11, 2022	— 375 —	—	—

Note:

1.	Closing share price on December 31, 2012 was $0.055.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:

The following table indicates for each of the non-executive directors of the Company the value on vesting of all awards during the 2012 financial year.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter Wijngaard	—	—	—
Prakash Gowd	—	—	—
Donald Wyatt	500	—	—

3.3	EQUITY COMPENSATION PLANS

3.3.1	Stock Option Plan

The shareholders approved the Stock Option Plan at the June 28, 2012 annual meeting. The following is a summary of the material terms of the Stock Option Plan:

•	Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan, and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

•	Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 10% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance.

•	Eligible Persons. “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•	Shareholder Approval. Pursuant to the policies of the TSX, the Stock Option Plan must be approved by the shareholders every 3 years after its implementation.

•	Grants to One Person. The number of Common Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Common Shares of the Company at the time of grant.

•	Insiders. Without the prior approval of the shareholders of the Company, the number of Common Shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares of the Company, and the number of Common Shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period.

•	Exercise Price. The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant).

•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant.

•	No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

•	in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

•	in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

•	generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate.

•	Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

•	Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black-out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

•	an increase to the aggregate percentage of securities issuable under the Stock Option Plan;

•	a reduction in the exercise price of an outstanding option;

•	an extension of the term of any option beyond the expiry date;

•	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan;

•	amendment to the individuals eligible to receive options under the Stock Option Plan;

•	an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

•	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without shareholder approval for the following:

•	amendments of a “housekeeping” nature;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting the administration of the Stock Option Plan;

•	any amendment to the vesting provisions of the Stock Option Plan or any option;

•	any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

•	any amendments necessary to suspend or terminate the Stock Option Plan; and

•	any other amendment not requiring shareholder approval under applicable law (including the TSX Policies).

3.3.2	Pension Plan Benefits

The Company does not provide retirement benefits for directors or officers.

3.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Stock Option Plan as at December 31, 2012.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Stock Options	16,037,000	0.11	3,250,125
Equity compensation plans not approved by security holders	—	—	—
Total:	16,037,000	0.11	3,250,125

Note:

1.	Under the Stock Option Plan, any increase in the number of outstanding Common Shares of the Company will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

3.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No officers, directors, employees or former officers, directors and employees of the Company were indebted to the Company as at December 31, 2012.

PART 4

REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS

“Corporate governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders’ objectives. The CSA has adopted National Policy 58-201 – “Corporate Governance Guidelines” (the “Guidelines”) to provide guidance to Canadian reporting issuers regarding corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The CSA has also adopted National Instrument 58-101 – “Disclosure of Corporate Governance Practices” requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Appendix “B”. The Compensation, Corporate Governance and Nominating Committee, currently composed of Donald W. Wyatt, Peter Wijngaard and Prakash Gowd, has reviewed the disclosure set out in Appendix “B”.

The Compensation, Corporate Governance and Nominating Committee continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Compensation, Corporate Governance and Nominating Committee will review and amend, where necessary and appropriate, its corporate governance practices and eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

The Board has two (2) standing Committees: the Audit Committee and the Compensation, Corporate Governance & Nominating Committee.

The following are descriptions of the two standing Committees of the Board:

4.1	COMMITTEES OF THE BOARD

Audit Committee

Members: Prakash Gowd (Chair), Dr. Peter Wijngaard and Donald W. Wyatt

The Audit Committee is composed of three (3) independent directors, all of whom are “financially literate” as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Please refer to the description of the Audit Committee set out in the Company’s Annual Information Form for the year ended December 31, 2012 (the “AIF”), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.

Compensation, Corporate Governance and Nominating Committee

Members: Donald W. Wyatt (Chair), Dr. Peter Wijngaard and Prakash Gowd

The Compensation, Corporate Governance and Nominating Committee is composed of three (3) independent directors. The Committee is responsible for:

•	overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation, and assessment of effective governance principles;

•	ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company;

•	ensuring that effective corporate governance and nominating policies and procedures are in place for the Board’s overall stewardship and responsibility of the Company; and

•	recommending the nomination of directors to the Board.

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other governance initiatives as may be necessary or desirable to enable the Board to provide effective governance for the Company and contribute to the success of the Company.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a Corporate Disclosure Policy, Fraud Policy and Insider Trading Policy.

The Audit Committee or the Board reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy materials and the AIF are reviewed by the Executive team and, where appropriate, the Board and, where required, these documents are also approved by the Board.

4.2	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This section includes a description of the material interest, direct or indirect, of directors or executive officers of the Company, persons or companies that beneficially own, control, or direct more than 10% of the voting securities of the Company, or an associate or affiliate of any of such directors, executive officers, persons or companies, in the transactions conducted by the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

The Company and ILJIN entered into a Development, Distribution and License Agreement dated effective January 28, 2011 (the “DDLA”), for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. Mr. Chin-Kyu Huh was elected a Director of the Company on December 15, 2010 at a special meeting of the shareholders of the Company. Mr Huh was appointed Chairman of the Board on March 18, 2011 and resigned as Director and Board member on July 28, 2011. As a result of completing this transaction, ILJIN currently owns 24,000,000 shares of the Company, of which Mr. Huh is the beneficial owner as he owns 100% of ILJIN. The Company exercised its right to terminate the DDLA on January 30, 2012. For further information please refer to the AIF.

4.3	SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its management proxy circular any matter that the person proposes to raise at an annual meeting. Any shareholder who intends to make such a proposal to be considered by the Company for the Meeting must arrange for the Company to receive the proposal at its head office (5120 – 75 Edmonton, Alberta T6E 6W2) no later than April 16, 2014.

4.4	ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.isotechnika.com or on SEDAR at www.sedar.com.

4.5	INTEREST OF EXPERTS

To the knowledge of the Company, Evans and its designated professionals (as that term is defined in National Instrument 51-102) owns, as a group, directly or indirectly, less than 1% of the outstanding Common Shares.

The auditors of Aurinia are KPMG LLP, Chartered Accountants, who have prepared an independent auditors’ report dated May 30, 2013 in respect of Aurinia’s audited financial statements for the period from incorporation on April 3, 2012 to December 31, 2012. KPMG LLP is independent of Aurinia within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

4.6	APPROVAL BY DIRECTORS

The contents of this proxy circular and the sending thereof have been approved by resolution of the Board of Directors of the Company.

DATED at Edmonton, Alberta, July 19, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS OF ISOTECHNIKA PHARMA INC.

(signed) Robert Foster	(signed) Dennis Bourgeault
Dr. Robert T. Foster, Director and President	Dennis Bourgeault, Corporate Secretary

APPENDIX “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.

Effective June 30, 2005 National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements			The Company’s Governance Procedures

1.	(a)	Disclose the identity of all directors who are independent.

The Board has reviewed the independence of each director as defined in NI 58-101. A director who is independent has no direct or indirect material relationship with the Company, including a relationship which in the view of the Board could reasonably interfere with the director’s exercise of independent judgment. After having reviewed the role and relationships of each director, the Board has determined that the following directors nominated by management for election to the Board are independent, namely:

Dr. Peter Wijngaard

Mr. Prakash Gowd

Mr. Donald W. Wyatt

Donald Wyatt serves on the Board as the nominee of 3SBio pursuant to a written agreement between 3SBio and the Company dated August 6, 2010. Notwithstanding Mr. Wyatt’s representation of 3SBio on the Board, the remaining directors have reviewed the circumstances and have satisfied themselves that such relationship is not a “material relationship” within the meaning of Section 1.4 of NI 52-110 in that it is not a relationship that in the view of the Board could reasonably be expected to interfere with the exercise of his independent judgment.

	(b)	Disclose the identity of all directors who are not independent, and describe the basis for that determination.	The Board has determined, after reviewing the role and relationships of each director, that the following director nominated by management for election is not independent, namely:
Robert T. Foster Robert T. Foster is considered to have a material relationship with the Company by virtue of being the Chief Executive Officer of the Company.

	(c)	Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Three of the four directors nominated by management for election to the Board are independent.

Corporate Governance Disclosure Requirements			The Company’s Governance Procedures

	(d)	If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	In respect of the fiscal year ended December 31, 2012, none of the directors of the Company acted as directors for other reporting issuers.

	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The Board holds regular meetings each year, as well as additional meetings as required. During regularly scheduled Board and committee meetings, the independent directors are given an opportunity to meet separately from members of Management and non-independent directors if the need so arises. The Company’s Management has been able to liaise regularly with the Board in seeking approval for any activities outside the normal course of business.

	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The current Chairman of the Board, Dr. Peter Wijngaard, is independent within the meaning of NI 58-101.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the most recently completed financial year.	A table indicating the directors’ record of attendance at meetings of the Board and its committees during the financial year ended December 31, 2012 is included in Section 2.1.2 of this proxy circular.

2.		Disclose the text of the Board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has explicitly assumed responsibility for the stewardship of the Company in a formal Mandate of the Board of Directors, which was reviewed by the Board in March 2012. This Mandate is regularly reviewed and is attached herewith as Appendix “B”.

3.	(a)	Disclose whether or not the board has developed written position descriptions for the chairman of the board and the chair of each board committee. If the board has not developed written position descriptions for the chairman and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed a written position description for the Chairman of the Board. The chairpersons of each of the Committees of the Board are appointed by the Board, and are charged with the responsibility of ensuring that their respective committees conduct their affairs in accordance with the Mandate of each Committee.

	(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the Chief Executive Officer.

Corporate Governance Disclosure Requirements			The Company’s Governance Procedures

4.	(a)	Briefly describe what measures the board takes to orient new directors regarding: i) the role of the board, its committees and its directors, and ii) the nature and operation of the issuer’s business.

The Company has not implemented a “formal” orientation process for its new directors, however, new directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business and a tour of the Company’s main laboratory facility located in Edmonton, Alberta is arranged for all directors once each year. New directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, corporate policies, articles and Bylaws, as well as other Board materials.

In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	All of the Company’s directors have access to continuing education opportunities designed to help them, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

5.	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Company has adopted a Code of Conduct (the “Code”) that governs the behavior of its directors, officers and employees. The Code sets out procedures for monitoring compliance with the Code, describes the measures designed to ensure that the Company’s directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee has a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct. A copy of the Code is available on the SEDAR website at www.sedar.com.

i) disclose how a person or company may obtain a copy of the code;

ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

	(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters.

Corporate Governance Disclosure Requirements			The Company’s Governance Procedures

The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly and annual financial packages are reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.

6.	(a)	Describe the process by which the board identifies new candidates for board nomination.	The Compensation, Corporate Governance and Nominating Committee reviews, on an annual basis, both the size and composition of the Company’s Board. In considering nominees for election to the Board, the Compensation, Corporate Governance and Nominating Committee takes into account geographic diversity, and considers the primary markets in which the Company operates, as well as the expertise and experience necessary to support the Company’s strategy and operations. The Committee considers such matters as a candidate’s integrity, independence, and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.
(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

7.	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation, Corporate Governance and Nominating Committee is comprised of three independent directors. The Committee is responsible for:

•       overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation, and assessment of effective governance principles;

•       ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company;

•       ensuring that effective corporate governance and nominating policies and procedures are in place for the Board’s overall stewardship and responsibility of the Company; and

•       recommending the nomination of directors to the Board

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other governance initiatives as may be necessary or desirable to enable the Board to provide effective governance for the Company and contribute to its success.

	(b)	Describe whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

The remuneration paid to the Company’s directors and officers is reviewed each year by the Compensation, Corporate Governance and Nominating Committee. The level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:

In respect of Director Compensation and Protection:

	(a)	Review periodically director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the directors, the Chairman of the Board, and committee chairs and members;

	(b)	Review periodically the Company’s directors’ and officers’ insurance policy and make recommendations for its renewal or amendment or the replacement of the insurer;

	(c)	Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its directors and officers, if any.

In respect of the Company’s Officers and Employees and Compensation Plans:

	1.	Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;

	2.	Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;

	3.	Oversee the evaluation of the Company’s CEO;

	4.	Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;

	5.	Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and Senior Management’s compensation, evaluate the CEO and Senior Management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and Senior Executives’ compensation, incentive-compensation plans and equity-based plans; and

	6.	Administer, review and recommend the stock option plans and awards of the Company.

Corporate Governance Disclosure Requirements			The Company’s Governance Procedures

	(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and brief summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The Compensation, Corporate Governance and Nominating Committee has the power to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. The Committee must, however, advise the Board that it intends to take such action prior to any such consultant being retained. Upon approval by the Board, the Compensation, Corporate Governance and Nominating Committee, in the first quarter of 2012, retained a compensation consultant, The Hay Group, to assist in determining compensation for the Company’s CEO and Board of Directors.

8.		If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9.		Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	There is currently no formal assessment process in place due to the new composition of the Board. The assessment process will be reviewed in the future.

APPENDIX “B”

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The primary responsibility of the board of directors (“Board”) of Isotechnika Pharma Inc. (the “Company”) is to oversee the management of the business and to pursue the best interests of the Company. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Company.

Board Size and Criteria

Pursuant to the Articles of the Company, the Board must consist of at least one (1) director and not more than twenty (20) directors. The By-laws of the Company require that at least one-quarter (1/4) of the Company’s directors be resident Canadians, and that at least two (2) of the Company’s directors must not be officers or employees of the Company or a subsidiary of the Company. A majority of the directors of the Board shall be independent within the meaning of National Instrument 52-110 Audit Committees.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter.

Reports From Committees/Subsidiaries

Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary’s meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities.

Outside Advisors

The Board shall have the authority to retain, at the Company’s expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Company, or the Company’s internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board has responsibility for developing the Company’s approach to governance issues although the Governance Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Company to manage, or supervise the management of, the business and affairs of the Company. In exercising his or her duties, every director shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Business Corporations Act (Alberta), and the By-laws of the Company.

Directors’ Duties and Responsibilities

The Board has responsibility for stewardship of the Company, including:

•	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) and that the CEO and other executive officers create a culture of integrity throughout the organization;

•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

B-1

•	the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

•	overseeing succession planning (including appointing, training and monitoring senior management);

•	adopting a communication and disclosure policy for the Company;

•	overseeing the Company’s internal control and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and

•	reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

•	with the assistance of the Compensation, Corporate Governance and Nominating Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Company, or any additional employees directly reporting to the CEO, and approve all senior officer appointments (Corporate Secretary and higher);

•	with the assistance of the Compensation, Corporate Governance and Nominating Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management’s responsibilities, and approve the objectives of the Company to be met by the Chief Executive Officer;

•	with the assistance of the Compensation, Corporate Governance and Nominating Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;

•	with the assistance of the Compensation, Corporate Governance and Nominating Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than an annual basis;

•	review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including capital expenditures;

•	approve material divestitures, acquisition and financial commitments;

•	with the assistance of the Audit Committee, approve the annual audited financial statements, Management’s Discussion and Analysis (“MD&A”), Annual Information Form, management information circular and other annual public documents of the Company;

•	with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;

•	determine the content and frequency of management reports;

•	review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work; and

•	ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls.

B-2

APPENDIX “C”

PROPOSED TEXT OF RESOLUTIONS

1.	FIRST OFFERING APPROVAL RESOLUTION

BE IT RESOLVED that:

(a)	the issuance of up to 44,445,000 First Offering Warrants and the securities underlying the First Offering Warrants be and are hereby confirmed, ratified and approved;

(b)	any one director or officer of the Company is hereby authorized, on behalf of the Company to take all such steps, and execute and deliver all such documents as may be necessary or advisable in order to give full effect to the foregoing resolutions.

2.	SECOND OFFERING APPROVAL RESOLUTION

BE IT RESOLVED that:

(a)	the issuance of up to 133,333,332 Second Units (including the 133,333,332 Shares and 66,666,666 Second Offering Warrants comprising such Second Units) in connection with the Second Unit Offering be and are hereby approved; and

(b)	any one director or officer of the Company is hereby authorized, on behalf of the Company to take all such steps, and execute and deliver all such documents as may be necessary or advisable in order to give full effect to the foregoing resolutions.

3.	CONSOLIDATION RESOLUTION

BE IT RESOLVED as a special resolution that:

(a)	the Articles of the Company be altered by consolidating the outstanding common shares without par value on the basis of one (1) new common share without par value in exchange for fifty (50) existing common shares without par value (the “Consolidation”);

(b)	no fractional shares will be issued in connection with the Consolidation. Where any shareholder would otherwise be entitled to receive a fractional share as a result of the Consolidation, such fraction shall be rounded down to the next lower whole number;

(c)	any director or officer of the Company is hereby authorized to execute any required Articles of Amendment on behalf of the Company;

(d)	subject to the deposit of this resolution at the Company’s records office, the solicitors for the Company are authorized and directed to prepare and electronically file the Articles of Amendment with the Alberta Registrar of Corporations;

(e)	upon the Articles of Amendment taking effect, the Company’s Articles be altered as necessary to reflect the changes described above;

(f)	any one director or officer of the Company is hereby authorized, on behalf of the Company to take all such steps, and execute and deliver all such documents as may be necessary or advisable in order to give full effect to the foregoing resolutions; and

(g)	notwithstanding that this resolution has been duly passed by the shareholders of the Company, the board of directors of the Company is hereby authorized, at its discretion, to abandon or terminate the completion of the increase in authorized capital contemplated hereby without further approval ratification or confirmation of the Company’s shareholders.

4.	CONSTATING DOCUMENT AMENDMENT RESOLUTION

BE IT RESOLVED as a special resolution that:

(a)	the constating documents of the Company be altered by: (i) changing the name of the Company to “Aurinia Pharmaceuticals Inc.”; and (ii) adding the following as a new by-law:

“Advance Notice of Meetings of Shareholders

1.	Nomination Procedures.

Subject only to the Business Corporations Act (Alberta) (the “Act”) and its applicable regulations, applicable securities law and the articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting, (i) by or at the direction of the board, including pursuant to a notice of meeting; (ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or (iii) by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this by-law and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this by-law.

2.	Timely notice.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company in accordance with this by-law.

3.	Manner of timely notice.

To be timely, a Nominating Shareholder’s notice must be given: (i) in the case of an annual general meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the meeting was made.

In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	Proper form of notice.

To be in proper written form, a Nominating Shareholder’s notice must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) whether the person is a resident Canadian within the meaning of the Act, (D) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and (ii) as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws,

References to “Nominating Shareholder” in this by-law shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

5.	Other Information

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

6.	Notice to be updated

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

7.	Power of the chairman.

The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

8.	Delivery of notice.

Notwithstanding any other provision of these by-laws, notice given to the secretary of the Company pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (provided that the secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Edmonton time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.	Increase in number of directors to be elected.

Notwithstanding any provisions in this by-law to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Company.

10.	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law.

11.	Definitions.

For purposes of this by-law,

(i)	“Affiliate”, when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(iii)	“Associate”, when used to indicate a relationship with a specified person, shall mean (i) any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding, (ii) any partner of that person, (iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (iv) a spouse of such specified person, (v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(iv)

“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives

Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

(v)	“close of business” means 5:00 p.m. (Edmonton time) on a business day in Alberta, Canada;

(vi)	“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

(vii)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(b)	any director or officer of the Company is hereby authorized to execute the required Articles of Amendment on behalf of the Company;

(c)	subject to the deposit of this resolution at the Company records office, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Alberta Registrar of Corporations;

(d)	upon the Articles of Amendment taking effect, the Company’s Articles and By-Laws be altered as necessary to reflect these resolutions;

(e)	any one director or officer of the Company is hereby authorized, on behalf of the Company, the board of directors of the Company is hereby authorized, at its discretion, to abandon or terminate either or both of the amendments to the articles contemplated hereby without further approval ratification or confirmation of the Company’s shareholders.

5.	SHARE ISSUANCE RESOLUTION

BE IT RESOLVED that:

1.	The issuance of such number of common shares in the capital of Isotechnika Pharma Inc. (“Isotechnika”) as may be required to be issued pursuant to the terms of the arrangement involving Isotechnika, Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) up to a maximum of 299,200,000 Common Shares, as more particularly described and set forth in the Information Circular of Isotechnika dated July 19, 2013 (the “Circular”) and as provided for in the arrangement agreement to be entered into between Isotechnika, Aurinia and ILJIN, as may be, or may have been, modified or amended in accordance with its terms (the “Arrangement Agreement”), and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

2.	The issuance of such number of common shares in the capital of Isotechnika as may be required to be issued pursuant to the exercise of the replacement share purchase warrants to be issued by Isotechnika, as may be required to be issued pursuant to the terms of the Arrangement, up to a maximum of 800,000 common shares, as more particularly described and set forth in the Circular and as provided for in the Arrangement Agreement, and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.	Notwithstanding that this resolution has been passed by the shareholders of Isotechnika, the directors of Isotechnika are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Isotechnika:

(a)	to amend the Arrangement Agreement or the plan of arrangement (the “Plan of Arrangement”) involving Isotechnika, Aurinia and ILJIN implementing the Arrangement (as the Plan of Arrangement may be, or may have been, modified or amended) to the extent permitted by the Arrangement Agreement or the Plan of Arrangement as it may deem appropriate in any manner, other than to increase the number of common shares in the capital of Isotechnika to be issued under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.	Any one or more directors or officers of Isotechnika is hereby authorized, for and on behalf and in the name of Isotechnika, to execute and deliver, whether under corporate seal of Isotechnika or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Isotechnika, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Isotechnika,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “D”

FAIRNESS OPINION

(see attached)

D-1

APPENDIX “E”

AURINIA FINANCIAL STATEMENTS

(see attached)

E-1

APPENDIX “F”

PRO FORMA FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF ISOTECHNIKA PHARMA INC.

AS AT MARCH 31, 2013

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ISOTECHNIKA PHARMA INC.

PRO FORMA FINANCIAL INFORMATION

Overview

The following unaudited pro forma consolidated financial statements of Isotechnika Pharma Inc. have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet was prepared as at March 31, 2013 as if the Arrangement had occurred on March 31, 2013 and the unaudited pro forma consolidated statements of operations were prepared for the year ended December 31, 2012 and the three months ended March 31, 2013 as if the Arrangement had occurred as of January 1, 2012. As described in note 1, these pro forma consolidated financial statements have been prepared on the basis of accounting principles in effect at the date of announcement of the Arrangement and are based on management’s assumption as at March 31, 2013. These statements are not necessarily indicative of what the financial position or results of operations would have been had the Arrangement occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, they do not reflect any cost savings or other synergies that may result from the Arrangement.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Isotechnika Pharma Inc. which are incorporated by reference into this Information Circular.

Pro Forma Consolidated Balance Sheet

(unaudited)

As at March 31, 2013 Unknown

(in thousands of Canadian dollars)

	Isotechnika Pharma Inc. $	Aurinia Pharmaceuticals Inc. $	Pro Forma Adjustments $		Combined Pro forma Consolidated $
			(Notes 2 and 3)
Assets

Current assets
Cash and cash equivalents	34	17	553	(a)	604
Accounts receivable	187	—	—		187
Inventory	—	80			80
Prepaid expenses and deposits	45	124	—		169

	266	221	553		1,040

Non-current assets
Property and equipment	74	—	—		74
Goodwill and other intangible assets	2,953	2,448	3,610	(c),(d)	9,011
Investment	415	—	(415	)(b)	—

Total assets	3,708	2,669	3,748		10,125

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities
Accounts payable and accrued liabilities	2,106	20	(49	)(c)	2,077
Drug supply payable	1,698	—			1,698
Note payable	—	528	(528	)(c)	—
Finance lease liability	28	—			28
Current portion of deferred revenue	339	—	(36	)(c)	303
Current portion of deferred lease inducements	4	—	—		4
Current portion of contract settlement liability	—	—	1,600	(b)	1,600

	4,175	548	987		5,710

Non-current liabilities

Deferred revenue	2,505	—	(483	)(c)	2,022
Contract settlement liability	—	—	1,204	(b)	1,204

	6,680	548	1,708		8,936

Shareholders’ equity (deficit)

Share capital
Common shares	203,645	660	10,164	(a)(b)(d)	214,469
Class A common share		1,500	(1,500	)(d)	—
Warrants	415	—			415
Contributed surplus	9,900	13	(13	)(d)	9,900
Deficit	(216,755)	(52)	(6,788	)(b)(c)(d)	(223,595)
Accumulated other comprehensive loss	(177)	—	177	(b)	—

Total shareholders’ equity (deficit)	(2,972)	2,121	2,040		1,189

Total liabilities and shareholders’ equity (deficit)	3,708	2,669	3,748		10,125

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Isotechnika Pharma Inc.

Pro forma Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three months ended March 31, 2013 Unknown

(in thousands of Canadian dollars, except per share data)

	Isotechnika Pharma Inc. $	Aurinia Pharmaceuticals Inc. $	Pro Forma Adjustments $		Combined pro forma Consolidated $
			(Notes 2 and 3)
Revenue
Licensing revenue	59	—	(11	)(c)	48
Research and development revenue	28	—	—		28
Contract services	2	—	—		2

	89	—	(11)		78

Expenses
Research and development	338	—			338
Corporate and administration	498	13	—		511
Amortization of property and equipment	14	—	—		14
Amortization of intangible assets	69	—	—		69
Contract services	1	—	—		1
Other expense (income), net	(38)	1			(37)

	882	14			896

Net loss for the period	(793)	(14)	(11)		(818)

Other comprehensive income (loss)
Net change in fair value of investment	(177)	—	177	(b)	—

Comprehensive loss for the period	(970)	(14)	166		(818)

Loss per share
(expressed in $ per share)
Basic and diluted net loss per common share	(0.004)				(0.004)

Weighted average number of common shares outstanding	192,871				192,871

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Isotechnika Pharma Inc.

Pro forma Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the year ended December 31, 2013

(in thousands of Canadian dollars, except per share data)

	Isotechnika Pharma Inc. $	Aurinia Pharmaceuticals Inc. From incorporation on April 3, 2012 to December 31, 2012 $	Pro Forma Adjustments $		Combined pro forma Consolidated $
			(Notes 2 and 3)
Revenue
Licensing revenue	4,656	—	(62	)(c)	4,594
Research and development revenue	111	—	—		111
Contract services	59	—	—		59
Other	1,300				1,300

	6,126	—	(62)		6,064

Expenses
Research and development	5,481	—	—		5,481
Corporate and administration	3,881	30	—		3,911
Amortization of property and equipment	580	—	—		580
Amortization of intangible assets	267	—	—		267
Contract services	46	—	—		46
Other expense (income), net	5,558	8	—		5,566

	15,813	38	—		15,851

Net loss for the period	(9,687)	(38)	(62)		(9,787)

Other comprehensive income (loss)
Net change in fair value of investment	—	—	—		—

Comprehensive loss for the period	(9,687)	(38)	(62)		(9,787)

Loss per share
(expressed in $ per share)
Basic and diluted net loss per common share	(0.05)				(0.05)

Weighted average number of common shares outstanding	177,619				177,619

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Isotechnika Pharma Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)

1.	Basis of presentation:

The unaudited pro forma consolidated financial statements are prepared by management of Isotechnika Pharma Inc. (“Isotechnika” or the “Company”) in accordance with International Financial Reporting Standards (“IFRS”) in effect as at March 31, 2013, and using the accounting principles disclosed in the consolidated financial statements of the Company. These unaudited pro forma consolidated financial statements include:

•	an unaudited pro forma consolidated balance sheet as at March 31, 2013, prepared from the unaudited interim condensed consolidated balance sheet of Isotechnika as at March 31, 2013, which reflects the Arrangement (as defined in note 2 below) as if it had occurred on March 31, 2013;

•	an unaudited pro forma consolidated statement of operations for the three months ended March 31, 2013, prepared from the unaudited interim condensed consolidated statement of operations of Isotechnika for the three months ended March 31, 2013, which reflects the Arrangement as if it occurred on January 1, 2012; and

•	an unaudited pro forma consolidated statement of operations for the year ended December 31, 2012, prepared from the audited consolidated statement of operations of Isotechnika for the year ended December 31, 2012, which reflects the Arrangement as if it occurred on January 1, 2012.

These pro forma consolidated statements of operations do not include any non-recurring charges or credits resulting from the Arrangement as described in note 2.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Isotechnika. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation and are based on reasonable assumptions as at June 26, 2013.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Arrangement had occurred on the dates noted above and actual results may differ materially. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Arrangement.

2.	Plan of Arrangement

The Company and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) on February 5, 2013 signed a binding term sheet (“Term Sheet”) for the merger of the two companies, resulting in a clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia is a spin-out from Vifor Pharma. The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired in 2008. While at Aspreva, this management team executed a significant lupus nephritis study, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis, which was assigned to Aurinia from Vifor as part of the spin-out. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in an estimated 65:35 post-merger ownership split (on a warrant diluted basis) between Isotechnika and Aurinia, respectively. It is expected that the merger will be accounted for as a business combination with Isotechnika being the acquirer.

Isotechnika Pharma Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)

In addition, Isotechnika and Aurinia have negotiated a definitive tripartite settlement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10,000,000, plus up to $1,600,000 upon the new company reaching certain financing milestones. ILJIN will also own approximately 25% of the issued and outstanding shares of the merged company.

The transactions described above are proposed to occur through a statutory arrangement (the “Arrangement”) and are subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), and the approval of Isotechnika’s shareholders. The merged entity is expected to adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

3.	Basis of accounting and pro forma adjustment

As the merger will be accounted for as a business combination with Isotechnika being the acquirer of Aurinia, Isotechnika will apply the acquisition method to account for the transaction. These pro forma financial statements recognise separately from goodwill and other intangible assets, the identifiable assets acquired and the liabilities assumed from Aurinia. The increase in the fair value of the assets less assumed liabilities over their carrying values, have been reflected as goodwill and intangible assets in these pro forma financial statements, and is based on management’s preliminary estimate of fair value.

The following assumptions and adjustments have been made to reflect the Arrangement:

(a)	Net proceeds of $553,000 received from the private placement #1 unit offering, which closed on June 26, 2013 have been reflected as cash and share capital as at March 31, 2013 as shareholder approval for the warrant portion of the units it required. In conjunction with the closing of this private placement, ILJIN and Dr. Richard Glickman each received $200,000 of units. In return they cancelled their promissory notes issued as a result of ILJIN and Dr. Glickman each lending the Company $200,000 in April, 2013. These amounts have been excluded from the pro forma financial statements as these transactions occurred subsequent to March 31, 2013 with no effect on the pro forma cash position at March 31, 2013.

(b)	Adjustment to record the contract settlement with ILJIN pursuant to the Definitive Settlement Agreement signed between ILJIN, Aurinia and Isotechnika on April 3, 2013. ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10,000,000, plus up to $1,600,000 upon the new company reaching certain financing milestones. ILJIN will also receive shares issued from treasury and the 10% investment in Aurinia that Isotechnika received as a license fee payment as compensation, such that ILJIN will own approximately 25% of the issued and outstanding shares of the merged company. The estimated fair value of this contract settlement cost at March 31, 2013 is $6,590,000, which has been reflected in the pro forma balance sheet as an increase to the deficit. The Company has allocated $3,371,000 of this amount to common shares with the balance to contract settlement liability for the estimated fair value of the future milestone payments.

(c)	Adjustments to remove license fee revenue and deferred revenue from the Vifor License, and the corresponding entries recorded by Aurinia, as if the Arrangement had occurred January 1, 2012. This has the effect of reducing intangible assets recorded by Aurinia in the amount of $1,169,000, and reducing note payable to ILJIN of $528,000, accounts payable of $49,000 and deferred revenue of $592,000.

Isotechnika Pharma Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)

(d)	The estimated impact of acquiring the net assets of Aurinia, after considering the elimination of the pre-existing relationship between the Company and Aurinia as noted in (c) above, is as follows:

Net assets acquired
Working Capital, net	$201,000
Goodwill and intangible assets	6,699,000

6,900,000

Consideration to Aurinia
Common shares	$6,900,000

The actual net assets acquired by the Company and the value of the consideration paid will be based on the net assets and liabilities assumed at the effective date of the acquisition and other information available at that time. Accordingly, the actual amounts that will ultimately be recorded to reflect the acquisition will vary from the pro forma amounts and the variations may be material.

APPENDIX “G”

GLOSSARY

Definitions of certain of the defined terms used throughout this Information Circular are contained in this Appendix C. Other capitalized terms used in this Information Circular have the meanings ascribed to them in the body of this Information Circular.

“3SBio” means 3SBio, Inc.

“ABCA” means the Business Corporations Act (Alberta).

“Agent” means Canaccord Genuity Corp., a company existing under the laws of the Province of Ontario.

“Arrangement” or the “Transaction” means the arrangement transaction among the Company and Aurinia being given effect pursuant to the Arrangement Agreement, as more fully described under “The Share Issuance Resolution”.

“Arrangement Agreement” means the arrangement agreement to be entered into among the Company, Aurinia and ILJIN giving effect to the Arrangement.

“Arrangement Consideration” means the consideration to be received by the Company pursuant to the Arrangement.

“Aurinia” means Aurinia Pharmaceuticals Inc., a company existing under the laws of the Province of British Columbia.

“Aurinia Board” means the board of directors of Aurinia.

“Aurinia Shares” means the common shares of Aurinia.

“BCBCA” means the Business Corporations Act (British Columbia).

“BLG” means Borden Ladner Gervais LLP.

“Board” means the board of directors of the Company.

“Broker Warrants” means common share purchase warrants to acquire one Common Share at an exercise price of $0.045 and: (i) in the case of the First Unit Offering, expiring five years from the date of issuance; and (ii) in the case of the Post-Merger Unit Offering, expiring three years from the date of issuance.

“Company” means Isotechnika Pharma Inc., a company existing under the laws of the Province of Alberta.

“Common Shares” or “Shares” means the common shares in the capital of the Company.

“Consolidation” means the consolidation of the Common Shares on the basis of 50 Common Shares for 1 Common Share.

“Constating Document Amendment Resolution” means the special resolution to approve amendments to the constating documents of the Company as set out in Appendix C.

“Court” means the Supreme Court of British Columbia.

“Court Order” means the order of the Court approving the Arrangement.

“CSA” means the Canadian Securities Administrators.

G-1

“Effective Date” means the date on which the Arrangement is completed.

“Effective Time” means the effective time of completion of the Arrangement.

“Evans” means Evans & Evans, Inc.

“Fairness Opinion” means the fairness opinion of Evans attached hereto as Appendix D.

“Farris” means Farris Vaughan Wills & Murphy.

“First Offering Approval Resolution” means the ordinary resolution to approve matters relating to the First Unit Offering as set out in Appendix C.

“First Offering Warrant” means a common share purchase warrant to acquire one Common Share at an exercise price of $0.05, and expiring five years from the date of issuance.

“First Unit Offering” means the offering of the First Units, the first tranche of which closed on June 26, 2013, as described under “The First Unit Offering”.

“First Units” means a unit of the Company, comprised of one Common Share and one First Offering Warrant.

“ILJIN” means ILJIN Life Science Co. Ltd., a company existing under the laws of Korea.

“Meeting” means the annual and special meeting of the Shareholders of the Company to be held on August 15, 2013.

“Post-Merger Unit Offering” means the offering of Second Units.

“Plan of Arrangement” means the Plan of Arrangement attached to the Arrangement Agreement which sets out the steps involved in the Arrangement.

“Second Offering Approval Resolution” means the ordinary resolution to approve matters relating to the Second Unit Offering as set out in Appendix C.

“Second Offering Warrant” means a common share purchase warrant to acquire one Common Share at an exercise price of $0.05, and expiring three years from the date of issuance.

“Second Units” means a unit of the Company, comprised of a Common Share and one-half of a whole Second Offering Warrant.

“Settlement Agreement” means the agreement dated April 13, 2013 among the Company, Aurinia and ILJIN setting out the terms on which the Arrangement is to take place and settling certain claims between the Company and ILJIN.

“Share Consolidation Resolution” means the special resolution to give effect to the consolidation of the Common Shares on the basis of 50 Common Shares to 1 Common Share as set out in Appendix C.

“Shareholders” means the shareholders of record of the Company.

“Share Issuance Resolution” means the ordinary resolution to approve the issuance of Shares in connection with the Arrangement as set out in Appendix C.

“Term Sheet” means the binding term sheet setting out the terms of the proposed merger between the Company and Aurinia.

“TSX” means the Toronto Stock Exchange.

G-2

Isotechnika Pharma Inc., 5120 – 75 Street, Edmonton, AB T6E 6W2

www.isotechnika.com